FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2004

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Item 1	Press Release dated July 20, 2004, including Consolidated Financial Statements (U.S. GAAP)

Item 2	Management's Discussion and Analysis (U.S. GAAP)

Item 3	Confirmation of Mailing

Item 4	Certificate of CEO

Item 5	Certificate of CFO

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: July 29, 2004	By:	/s/ Sean Finn

Name: Sean Finn Title: Senior Vice President Public Affairs, Chief Legal Officer and Corporate Secretary

Item 1

News
North America’s Railroad	FOR IMMEDIATE RELEASE

Stock symbols: TSX: CNR / NYSE: CNI

www.cn.ca

CN reports 34 per cent rise in second-quarter 2004 net income on strong revenue growth, solid operating efficiencies

MONTREAL, July 20, 2004 — CN today reported its financial results for the second quarter and first half ended June 30, 2004.

Second-quarter 2004 highlights

  Record (1) quarterly net income of $326 million, a 34 per cent increase from 2003;

  Diluted earnings per share of $1.13, up 35 per cent over results for second-quarter 2003;

  Operating income of $575 million, an increase of 32 per cent from year-earlier operating income;

  Operating ratio of 65.5 per cent, 4.6 percentage points better than the prior year’s quarterly performance;

  First-half 2004 free cash flow of $587 million, compared with $350 million for the same period of 2003.(2)

E. Hunter Harrison, president and chief executive officer of CN, said: “I’m delighted with our financial results – record quarterly earnings, an almost five percentage point improvement in our operating ratio, and, importantly, $587 million in first-half 2004 free cash flow in a challenging environment.

“Our strong quarterly results reflected a comeback in Canadian grain traffic, market share gains as a result of good service, yield improvement initiatives, and improved profitability resulting from CN’s Intermodal Excellence (IMX) strategy.

“I’m especially proud that CN is making the most of a strong North American economy. The fluidity of our network, coupled with solid operating efficiencies and productivity advances – key benefits of CN’s precision railroading practices – positioned the company superbly to handle a 10 per cent increase in second-quarter freight volume at low incremental cost. This allowed us to deliver our revenue gains directly to the bottom line. And that’s what good railroading is all about.”

Harrison added: “The quarter also marked another milestone in CN’s strategic agenda, with the completion of our acquisition of the railroads and related holdings of Great Lakes Transportation LLC (GLT) on May 10.

We advanced that agenda again on July 14 by closing CN’s acquisition of BC Rail and the right to operate over its roadbed under a long-term lease. The two acquisitions will broaden CN’s market reach and increase shareholder value in the years ahead.”

Revenues for second-quarter 2004 increased 14 per cent to $1,665 million, owing largely to a significantly improved Canadian grain crop, stronger merchandise revenue and the inclusion of $58 million of GLT revenues. Business units that registered revenue gains were metals and minerals (40 per cent); grain and fertilizers (35 per cent); forest products (nine per cent); petroleum and chemicals (nine per cent); and coal (six per cent.)

Expenses for the most recent quarter increased by six per cent to $1,090 million. The increase reflected the inclusion of $43 million of GLT expenses, higher labor and fringe benefits, and higher casualty and other expenses, partially offset by lower expenses for purchased services and material and equipment rents, and the translation impact of the stronger Canadian dollar on U.S. dollar denominated expenses.

The translation impact of the stronger Canadian dollar reduced CN’s second-quarter 2004 revenues, operating income and net income by approximately $30 million, $15 million, and $10 million, respectively.

Six-month 2004 financial results

Net income for the first six months of 2004 was $536 million, or $1.85 per diluted share, compared with net income of $496 million, or $1.69 per diluted share, for the same period of 2003.

First-half 2003 net income included a cumulative benefit of $48 million after tax, resulting from a change in the accounting for removal costs for certain track structure assets. Excluding the effect of this change, net income for the first half of 2004 increased by 20 per cent, with diluted earnings per share rising 21 per cent.

Operating income for the first half of this year increased 20 per cent to $970 million. Revenues improved by five per cent to $3,103 million, while operating expenses declined one per cent to $2,133 million.

CN’s operating ratio for the first six months of 2004 was 68.7 per cent, a 3.9-point improvement over the year-earlier performance.

The translation impact of the stronger Canadian dollar reduced first-half 2004 revenues, operating income and net income by approximately $150 million, $55 million and $30 million, respectively.

The financial results in this press release are reported in Canadian dollars and were determined on the basis of U.S. generally accepted accounting principles (U.S. GAAP).

(1) Excluding the first quarter of 1997, which included $589 million for the cumulative effect of change in accounting policy.

(2) Please see discussion and reconciliation of this non-GAAP adjusted performance measure in the attached supplementary schedule, Non-GAAP Measures.

This news release contains forward-looking statements. CN cautions that, by their nature, forward-looking statements involve risk and uncertainties and that its results could differ materially from those expressed or implied in such statements. Reference should be made to CN’s most recent Form 40-F filed with the United States Securities and Exchange Commission, and the Annual Information Form filed with the Canadian securities regulators, for a summary of major risks.

Canadian National Railway Company spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key cities of Toronto, Buffalo, Chicago, Detroit, Duluth, Minn./Superior, Wis., Green Bay, Wis., Minneapolis/St. Paul, Memphis, St. Louis, and Jackson, Miss., with connections to all points in North America.

Contacts:
Media	Investment Community
Mark Hallman	Robert Noorigian
System Director, Media Relations	Vice-President, Investor Relations
(905) 669-3384	(514) 399-0052

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF INCOME (U.S. GAAP)

(In millions, except per share data)

	Three months ended June 30		Six months ended June 30

	2004 (1)	2003	2004 (1)	2003

	(Unaudited)

Revenues	$1,665	$1,463	$3,103	$2,959

Operating expenses	1,090	1,026	2,133	2,148

Operating income	575	437	970	811

Interest expense	(68)	(83)	(140)	(168)

Other loss	(23)	(4)	(36)	-

Income before income taxes and cumulative effect of change
in accounting policy	484	350	794	643

Income tax expense	(158)	(106)	(258)	(195)

Income before cumulative effect of change in accounting policy	326	244	536	448

Cumulative effect of change in accounting policy
(net of applicable taxes)	-	-	-	48

Net income	$326	$244	$536	$496

Earnings per share (Notes 9, 10)
Basic earnings per share
Income before cumulative effect of change in accounting policy	$1.14	$0.85	$1.88	$1.55
Net income	$1.14	$0.85	$1.88	$1.71

Diluted earnings per share
Income before cumulative effect of change in accounting policy	$1.13	$0.84	$1.85	$1.53
Net income	$1.13	$0.84	$1.85	$1.69

Weighted-average number of shares
Basic	284.9	286.6	284.7	289.7

Diluted	289.2	290.8	289.0	293.6

See accompanying notes to consolidated financial statements.

(1) Includes GLT as of May 10, 2004. (See Note 2 - Acquisitions)

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF OPERATING INCOME (U.S. GAAP)

(In millions)

	Three months ended June 30				Six months ended June 30

	2004	(1)	2003	Variance Fav (Unfav)	2004	(1)	2003	Variance Fav (Unfav)

	(Unaudited)
Revenues

Petroleum and chemicals	$276		$253	9%	$541		$543	-
Metals and minerals	184		131	40%	318		257	24%
Forest products	356		327	9%	663		644	3%
Coal	74		70	6%	141		144	(2%)
Grain and fertilizers	271		201	35%	525		435	21%
Intermodal	286		289	(1%)	514		554	(7%)
Automotive	143		143	-	273		286	(5%)
Other items	75		49	53%	128		96	33%

	1,665		1,463	14%	3,103		2,959	5%

Operating expenses

Labor and fringe benefits	466		415	(12%)	885		869	(2%)
Purchased services and material	181		178	(2%)	371		378	2%
Depreciation and amortization	150		139	(8%)	292		282	(4%)
Fuel	123		125	2%	245		252	3%
Equipment rents	68		82	17%	131		159	18%
Casualty and other	102		87	(17%)	209		208	-

	1,090		1,026	(6%)	2,133		2,148	1%

Operating income	$575		$437	32%	$970		$811	20%

Operating ratio	65.5%		70.1%	4.6	68.7%		72.6%	3.9

See accompanying notes to consolidated financial statements.

(1) Includes GLT as of May 10, 2004. (See Note 2 - Acquisitions)

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED BALANCE SHEET (U.S. GAAP)

(In millions)

	June 30 2004	December 31 2003	June 30 2003

	(Unaudited)		(Unaudited)
Assets

Current assets:
Cash and cash equivalents	$135	$130	$130
Accounts receivable (Note 4)	617	529	605
Material and supplies	169	120	152
Deferred income taxes	102	125	123
Other	260	223	186

	1,283	1,127	1,196

Properties	19,789	18,305	18,261
Other assets and deferred charges (Note 3)	898	905	828

Total assets	$21,970	$20,337	$20,285

Liabilities and shareholders' equity

Current liabilities:
Accounts payable and accrued charges	$1,430	$1,366	$1,391
Current portion of long-term debt (Note 4)	256	483	559
Other	70	73	64

	1,756	1,922	2,014

Deferred income taxes	5,129	4,550	4,411
Other liabilities and deferred credits	1,526	1,258	1,264
Long-term debt (Note 4)	4,568	4,175	4,552

Shareholders' equity:
Common shares	4,704	4,664	4,631
Accumulated other comprehensive loss	(35)	(129)	(119)
Retained earnings	4,322	3,897	3,532

	8,991	8,432	8,044

Total liabilities and shareholders' equity	$21,970	$20,337	$20,285

See accompanying notes to consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (U.S. GAAP)

(In millions)

	Three months ended June 30		Six months ended June 30

	2004 (1)	2003	2004 (1)	2003

	(Unaudited)
Common shares (2)
Balance, beginning of period	$4,682	$4,668	$4,664	$4,785
Stock options exercised and other	22	36	40	60
Share repurchase program	-	(73)	-	(214)

Balance, end of period	$4,704	$4,631	$4,704	$4,631

Accumulated other comprehensive income (loss)
Balance, beginning of period	$(111)	$(13)	$(129)	$97
Other comprehensive income (loss):
Unrealized foreign exchange gain (loss) on translation of
U.S. dollar denominated long-term debt designated as a
hedge of the net investment in U.S. subsidiaries	(97)	342	(129)	606
Unrealized foreign exchange gain (loss) on translation of
the net investment in foreign operations	153	(501)	207	(925)
Unrealized holding gain (loss) on fuel derivative instruments (Note 6)	23	2	43	(1)
Unrealized holding gain on interest rate derivatives (Note 6)	33	-	18	-

Other comprehensive income (loss) before income taxes	112	(157)	139	(320)
Income tax recovery (expense)	(36)	51	(45)	104

Other comprehensive income (loss)	76	(106)	94	(216)

Balance, end of period	$(35)	$(119)	$(35)	$(119)

Retained earnings
Balance, beginning of period	$4,052	$3,469	$3,897	$3,487
Net income	326	244	536	496
Share repurchase program	-	(134)	-	(355)
Dividends	(56)	(47)	(111)	(96)

Balance, end of period	$4,322	$3,532	$4,322	$3,532

See accompanying notes to consolidated financial statements.

(1)	Includes GLT as of May 10, 2004. (See Note 2 - Acquisitions)

(2)	During the three and six months ended June 30, 2004, the Company issued 0.7 million and 1.1 million common shares, respectively, as a result of stock options exercised. At June 30, 2004, the Company had 285.3 million common shares outstanding (Note 9).

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CASH FLOWS (U.S. GAAP)

(In millions)
	Three months ended June 30		Six months ended June 30

	2004 (1)	2003	2004 (1)	2003

		(Unaudited)
Operating activities
Net income	$326	$244	$536	$496
Adjustments to reconcile net income to net cash provided from operating activities:
Depreciation and amortization	152	140	295	285
Deferred income taxes	87	85	142	157
Equity in earnings of English Welsh and Scottish Railway	3	(4)	8	(18)
Cumulative effect of change in accounting policy	-	-	-	(48)
Other changes in:
Accounts receivable	(68)	79	(60)	80
Material and supplies	(3)	3	(38)	(34)
Accounts payable and accrued charges	37	(45)	(29)	(75)
Other net current assets and liabilities	48	4	19	(5)
Other	8	(5)	22	24

Cash provided from operating activities	590	501	895	862

Investing activities
Net additions to properties	(259)	(266)	(384)	(387)
Acquisition of Great Lakes Transportation LLC's
railroads and related holdings (Note 2)	(553)	-	(553)	-
Other, net (Note 3)	31	3	172	(7)

Cash used by investing activities	(781)	(263)	(765)	(394)

Dividends paid	(56)	(47)	(111)	(96)

Financing activities
Issuance of long-term debt (Note 4)	3,530	708	4,021	2,024
Reduction of long-term debt (Note 4)	(3,340)	(676)	(4,066)	(1,763)
Issuance of common shares	17	30	31	41
Repurchase of common shares	-	(207)	-	(569)

Cash provided from (used by) financing activities	207	(145)	(14)	(267)

Net increase (decrease) in cash and cash equivalents	(40)	46	5	105
Cash and cash equivalents, beginning of period	175	84	130	25

Cash and cash equivalents, end of period	$135	$130	$135	$130

Supplemental cash flow information
Net cash receipts from customers and other	$1,619	$1,489	$3,023	$3,045
Net cash receipts (payments) for:
Employee services, suppliers and other expenses	(841)	(834)	(1,774)	(1,800)
Interest	(54)	(81)	(128)	(163)
Workforce reductions	(24)	(41)	(56)	(89)
Personal injury and other claims	(19)	(17)	(55)	(55)
Pensions	(60)	(19)	(64)	(22)
Income taxes	(31)	4	(51)	(54)

Cash provided from operating activities	$590	$501	$895	$862

See accompanying notes to consolidated financial statements.

(1) Includes GLT as of May 10, 2004. (See Note 2 - Acquisitions)

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 1 – Basis of presentation

In management’s opinion, the accompanying unaudited interim consolidated financial statements, expressed in Canadian dollars, and prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP), contain all adjustments (consisting of normal recurring accruals) necessary to present fairly Canadian National Railway Company’s (the Company) financial position as at June 30, 2004 and December 31 and June 30, 2003, its results of operations, changes in shareholders’ equity and cash flows for the three and six months ended June 30, 2004 and 2003.

These interim consolidated financial statements and notes have been prepared using accounting policies consistent with those used in preparing the Company’s 2003 Annual Consolidated Financial Statements. While management believes that the disclosures presented are adequate to make the information not misleading, these interim consolidated financial statements and notes should be read in conjunction with the Company’s 2004 interim and 2003 annual Management’s Discussion and Analysis and Annual Consolidated Financial Statements and notes thereto.

Note 2 – Acquisitions

Great Lakes Transportation LLC’s Railroads and Related Holdings

In October 2003, the Company, through an indirect wholly owned subsidiary, entered into an agreement for the acquisition of Great Lakes Transportation LLC’s railroads and related holdings (GLT) for a purchase price of U.S.$380 million.

        In April 2004, the Company received all necessary regulatory approvals, including the U.S. Surface Transportation Board (STB) ruling rendered on April 9, 2004. On May 10, 2004, the Company completed its acquisition of GLT and began a phased integration of the companies’ operations. The acquisition was financed by debt and cash on hand.

      The Company accounted for the acquisition using the purchase method of accounting as required by the Financial Accounting Standards Board’s (FASB) Statement of Financial Accounting Standards (SFAS) No.141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets.” As such, the accompanying consolidated financial statements include the assets, liabilities and results of operations of GLT as of May 10, 2004, the date of acquisition. The Company’s cost to acquire GLT of U.S.$399 million (Cdn$553 million) includes purchase price adjustments and transaction costs. The following table reflects the preliminary purchase price allocation based on the fair value of GLT’s assets and liabilities acquired at acquisition, which is subject to a final valuation, the impact of which, and any changes in accounting practices, are not expected to have a material effect on the results of operations.

In millions	May 10, 2004

Current assets	$67
Properties	1,039
Other assets and deferred charges	90

Total assets acquired	1,196

Current liabilities	61
Deferred income taxes	306
Other liabilities and deferred credits	276

Total liabilities assumed	643

Net assets acquired	$553

If the Company had acquired GLT on January 1, 2003, based on the historical amounts reported by GLT, net of the amortization of the difference between the Company’s cost to acquire GLT and the net assets of GLT (based on preliminary estimates of the fair values of GLT’s assets and liabilities), revenues, income before cumulative effect of change in accounting policy, net income, basic and diluted earnings per share for the three and six months ended June 30, 2004 and 2003 would have been as follows:

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

	Three months ended June 30		Six months ended June 30

In millions, except per share data	2004	2003	2004	2003

Revenues	$1,703	$1,552	$3,193	$3,099

Income before cumulative effect of change in
accounting policy	$327	$255	$532	$453

Net income	$327	$255	$532	$501

Basic earnings per share
Income before cumulative effect of change in
accounting policy	$1.15	$0.89	$1.87	$1.56
Net income	$1.15	$0.89	$1.87	$1.73

Diluted earnings per share
Income before cumulative effect of change in
accounting policy	$1.13	$0.88	$1.84	$1.54
Net income	$1.13	$0.88	$1.84	$1.71

The pro forma figures do not reflect synergies, and accordingly, do not account for any potential increases in operating income, any estimated cost savings or facilities consolidation.

BC Rail

In November 2003, the Company entered into an agreement with British Columbia Railway Company, a corporation owned by the Government of the Province of British Columbia (Province), to acquire all the issued and outstanding shares of BC Rail Ltd. and all the partnership units of BC Rail Partnership (collectively BC Rail), and the right to operate over BC Rail’s roadbed under a long-term lease, for a purchase price of $1 billion.

        On July 2, 2004, the Company reached a consent agreement with Canada’s Competition Bureau, allowing for the closing of the transaction, whereby the Company reaffirmed its commitment to share merger efficiencies with BC Rail shippers and assure them competitive transportation options through its Open Gateway Rate and Service Commitment. The consent agreement also maintains competitive rates and service for grain shippers in the Peace River region. On July 14, 2004, the Company completed its acquisition of BC Rail and began a phased integration of the companies’ operations. The acquisition was financed by debt and cash on hand.

        The Company will account for the acquisition using the purchase method of accounting.

Note 3 – Investment in English Welsh and Scottish Railway (EWS) – Capital reorganization

On January 6, 2004, EWS shareholders approved a plan to reduce the EWS share capital to enable cash to be returned to the shareholders by offering them the ability to cancel a portion of their EWS shares. For each share cancelled, EWS shareholders would receive cash and 8% notes due in 2009, redeemable in whole or in part at any time by EWS, at their principal amount together with accrued but unpaid interest up to the date of repayment.

        The Company elected to have the maximum allowable number of shares cancelled under the plan, thereby reducing its ownership interest of EWS to approximately 31% on a fully diluted basis (13.7 million shares) compared to approximately 37% on a fully diluted basis (43.7 million shares) prior to the capital reorganization. In the first quarter of 2004, the Company received £81.6 million (Cdn$199 million) from EWS, of which £23.9 million (Cdn$58 million) was in the form of EWS notes.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 4 – Financing activities

In the first quarter of 2004, the Company repaid its borrowings under the revolving credit facility of U.S.$180 million (Cdn$233 million) outstanding at December 31, 2003. As at June 30, 2004, letters of credit under the revolving credit facility amounted to $213 million.

In March 2004, the Company repaid U.S.$266 million (Cdn$355 million) of 7.00% 10-year Notes, with cash on hand and the proceeds received from the issuance of commercial paper under its commercial paper program. At June 30, 2004, the Company had outstanding borrowings of U.S.$462 million (Cdn$621 million) under the commercial paper program.

The Company has an accounts receivable securitization program, expiring in June 2006, under which it may sell, on a revolving basis, a maximum of $450 million of eligible freight trade and other receivables outstanding at any point in time, to an unrelated trust. The Company has a contingent residual interest of approximately 10% of receivables sold, which is recorded in Other current assets. At June 30, 2004, pursuant to the agreement, $442 million had been sold compared to $448 million at December 31, 2003.

On July 9, 2004, the Company issued U.S.$300 million (Cdn$395 million) of 4.25% Notes due 2009 and U.S.$500 million (Cdn$658 million) of 6.25% Debentures due 2034. The debt offering was made under the Company’s shelf prospectus and registration statement filed in October 2003. Accordingly, the amount available under the shelf prospectus and registration statement has been reduced to U.S.$200 million. The Company used the net proceeds of U.S.$790 million to finance a portion of the acquisition costs of GLT and BC Rail.

Note 5 – Stock plans

For the three and six months ended June 30, 2004, the Company recorded total compensation cost for awards under all plans of $21 million and $25 million, respectively, and $2 million and $9 million, respectively, for the same periods in 2003.

(a) Mid-term incentive share unit plan

On June 30, 2004, the Company partially attained targets relating to its mid-term incentive share unit plan. As a result, the Company recorded additional compensation cost of $13 million based on the number of share units vested multiplied by the Company’s share price on such date.

(b) Restricted share units (RSUs)

In the first half of 2004, the Company granted approximately 1.2 million RSUs to designated management employees entitling them to receive payout in cash based on the Company’s share price. The RSUs granted are generally scheduled for payout after three years and vest upon the attainment of targets relating to return on invested capital and to the Company’s share price during the three-month period ending December 31, 2006. For the three and six months ended June 30, 2004, the Company recorded compensation cost of $4 million and $7 million, respectively.

The Company accounts for stock-based compensation using the fair value based approach. The Company prospectively applied this method of accounting to all awards granted, modified or settled on or after January 1, 2003. If compensation cost had been determined based upon fair values at the date of grant for awards under all plans, the Company’s

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

pro forma net income and earnings per share would have been as follows:

	Three months ended June 30		Six months ended June 30

In millions, except per share data	2004	2003	2004	2003

Net income, as reported	$326	$244	$536	$496

Add (deduct) compensation cost, net of
applicable taxes, determined under:

Fair value method for awards granted after Jan 1, 2003 (SFAS No. 123)	6	2	10	3

Intrinsic value method for performance-based awards granted prior to 2003 (APB 25)	9	-	9	6

Fair value method for all awards (SFAS No. 123)	(22)	(11)	(34)	(22)

Pro forma net income	$319	$235	$521	$483

Basic earnings per share, as reported	$1.14	$0.85	$1.88	$1.71
Basic earnings per share, pro forma	$1.12	$0.82	$1.83	$1.67

Diluted earnings per share, as reported	$1.13	$0.84	$1.85	$1.69
Diluted earnings per share, pro forma	$1.10	$0.81	$1.80	$1.65

Compensation cost related to stock option awards granted in the prior period under the fair value based approach was calculated using the Black-Scholes option-pricing model with the following assumptions:

	Three months ended June 30			Six months ended June 30

	2004	(1)	2003 (2)	2004	(1)	2003 (2)

Expected option life (years)	-		5.0	-		5.0
Risk-free interest rate	-		3.33%	-		4.12%
Expected stock price volatility	-		30%	-		30%
Average dividend per share	-		$0.67	-		$0.67

Weighted average fair value of options granted	$-		$13.23	$-		$11.87

(1) In the first half of 2004, the Company did not grant any stock option awards.
(2) 2003 data has been adjusted for the three-for-two stock split.

Note 6 – Derivative instruments

Fuel

At June 30, 2004, the Company had hedged approximately 56% of the estimated remaining 2004 fuel consumption, representing approximately 106 million U.S. gallons at an average price of U.S.$0.65 per U.S. gallon, 48% of the estimated 2005 fuel consumption, representing approximately 185 million U.S. gallons at an average price of U.S.$0.72 per U.S. gallon, and 8% of the estimated 2006 fuel consumption, representing 31 million U.S. gallons at an average price of U.S.$0.82 per U.S. gallon. These derivative instruments are carried at market value on the balance sheet and are accounted for as cash flow hedges whereby the effective portion of the cumulative change in the market value of the derivative instruments has been recorded in Other comprehensive income. At June 30, 2004, Accumulated other comprehensive income included an unrealized gain of $81 million, $55 million after tax, ($38 million unrealized gain, $26 million after tax at December 31, 2003) related to fuel hedge derivative instruments of which $69 million will mature within the next twelve months.

Interest rate

In the first quarter of 2004, in anticipation of future debt issuances, the Company had entered into treasury lock transactions for a notional amount of U.S.$380 million to fix the treasury component on these future debt issuances. Upon expiration in June 2004, these treasury rate locks were rolled into new contracts expiring in September 2004, at an average locked-in rate of 5.106%. The Company settled these treasury locks at a gain upon the pricing of the U.S.$500 million 6.25% Debentures due 2034. At June 30, 2004, these derivatives were accounted for

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

as cash flow hedges whereby the cumulative change in the market value of the derivative instruments was recorded in Other comprehensive income. Upon the issuance of debt on July 9, 2004, the gain accumulated in other comprehensive income will be recorded into income, as a reduction of interest expense, over the term of the debt based on the interest payment schedule. Accumulated other comprehensive income at June 30, 2004 included an unrealized gain of $18 million, $12 million after tax, related to these derivative instruments.

Note 7 – Pensions and other post-retirement benefits

For the three and six months ended June 30, 2004 and 2003, the components of net periodic benefit cost for pensions and other post-retirement benefits were as follows:

(a) Components of net periodic benefit cost for pensions

	Three months ended June 30		Six months ended June 30

In millions	2004	2003	2004	2003

Service cost	$26	$23	$52	$47
Interest cost	177	178	353	357
Amortization of net transition obligation	-	5	-	10
Amortization of prior service cost	5	5	10	10
Expected return on plan assets	(208)	(205)	(416)	(410)
Recognized net actuarial loss	1	1	1	1

Net periodic benefit cost	$1	$7	$-	$15

(b) Components of net periodic benefit cost for post-retirement benefits

	Three months ended June 30		Six months ended June 30

In millions	2004	2003	2004	2003

Service cost	$5	$3	$10	$6
Interest cost	9	6	17	12
Amortization of prior service cost	1	1	2	2
Recognized net actuarial loss	1	1	1	2

Net periodic benefit cost	$16	$11	$30	$22

For 2004, the Company expects to make total contributions of $130 million for all its defined benefit plans of which $64 million have been made at June 30, 2004. The total expected contributions take into account the defined benefit plans assumed as part of the GLT acquisition. Contributions are normally made in the 30-day period following the end of a quarter.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

The Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (the “Act”), signed into law in the United States in December 2003, provides for prescription drug benefits under Medicare, as well as a federal subsidy to sponsors of retiree health care benefit plans that provide prescription drug benefits that have been concluded to be actuarially equivalent to the Medicare benefit. The Company’s benefit obligation of $454 million at December 31, 2003, and the net periodic benefit cost presented herein, do not reflect the effects of the Act. In May 2004, the FASB issued Staff Position Financial Accounting Standard 106-2 which provides guidance on the accounting for the federal subsidy and is effective for the Company’s first interim period beginning after June 15, 2004. The Company is currently evaluating whether the prescription drug benefits provided by its health care plans are actuarially equivalent to the Medicare benefit under the Act.

Note 8 – Major commitments and contingencies

A. Commitments

As at June 30, 2004, the Company had commitments to acquire railroad ties, rail, freight cars, locomotives and other equipment at an aggregate cost of $291 million ($211 million at December 31, 2003). The Company also had outstanding information technology service contracts of $27 million and agreements with fuel suppliers to purchase approximately 25% of its anticipated 2004 volume, 35% of its anticipated 2005 volume, and 9% of its anticipated 2006 volume at market prices prevailing on the date of purchase.

B. Contingencies

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to personal injuries, occupational disease and damage to property.

        In Canada, employee injuries are governed by the workers’ compensation legislation in each province whereby employees may be awarded either a lump sum or future stream of payments depending on the nature and severity of the injury. Accordingly, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and administration costs. For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

        In the United States, employee work-related injuries, including occupational disease claims, are compensated according to the provisions of the Federal Employers’ Liability Act (FELA), which requires either the finding of fault through the U.S. jury system or individual settlements. The Company accrues the expected cost for personal injury and property damage claims and existing occupational disease claims, based on actuarial estimates of their ultimate cost. The Company is unable to estimate the total cost for unasserted occupational disease claims. However, a liability for unasserted occupational disease claims is accrued to the extent they are probable and can be reasonably estimated. An actuarial study is conducted on an annual basis by an independent actuarial firm. On an ongoing basis, management reviews and compares the assumptions inherent in the latest actuarial study with the current claim experience and, if required, adjustments to the liability are recorded.

        As at June 30, 2004, the Company had aggregate reserves for personal injury and other claims of $637 million ($590 million at December 31, 2003). Although the Company considers such provisions to be adequate for all its outstanding and pending claims, the final outcome with respect to actions outstanding or pending at June 30, 2004, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year or

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

that the Company’s liquidity will not be adversely impacted.

C. Environmental matters

The Company’s operations are subject to federal, provincial, state, municipal and local regulations under environmental laws and regulations concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances, and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.

        While the Company believes that it has identified the costs likely to be incurred in the next several years, based on known information, for environmental matters, the Company’s ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities. The magnitude of such additional liabilities and the costs of complying with environmental laws and containing or remediating contamination cannot be reasonably estimated due to:

(i)	the lack of specific technical information available with respect to many sites;

(ii)	the absence of any government authority, third-party orders, or claims with respect to particular sites;

(iii)	the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites;

(iv)	the ability to recover costs from any third parties with respect to particular sites; and

therefore, the likelihood of any such costs being incurred or whether such costs would be material to the Company cannot be determined at this time. There can thus be no assurance that material liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such environmental liabilities or costs. Although the effect on operating results and liquidity cannot be reasonably estimated, management believes, based on current information, that environmental matters will not have a material adverse effect on the Company’s financial condition or competitive position. Costs related to any future remediation will be accrued in the year in which they become known.

        As at June 30, 2004, the Company had aggregate accruals for environmental costs of $118 million ($83 million as at December 31, 2003).

D. Guarantees and indemnifications

In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing certain guarantees or indemnifications to third parties and others, which extend over the term of the agreement. These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit and surety bonds, and indemnifications that are customary for the type of transaction or for the railway business.

        The Company is required to recognize a liability for the fair value of the obligation undertaken in issuing certain guarantees on the date the guarantee is issued or modified. Where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.

Guarantee of residual values of operating leases

The Company has guaranteed a portion of the residual values of certain of its assets under operating leases with expiry dates between 2005 and 2012, for the benefit of the lessor. If the fair value of

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

the assets, at the end of their respective lease term, is less than the fair value, as estimated at the inception of the lease, then the Company must, under certain conditions, compensate the lessor for the shortfall. At June 30, 2004, the maximum exposure in respect of these guarantees was $98 million. The Company has issued guarantees for which the carrying value at June 30, 2004 was $2 million. As at June 30, 2004, the Company had not recorded any additional liability associated with these guarantees, as the Company does not expect to make any payments pertaining to the guarantees of these leases. There are no recourse provisions to recover any amounts from third parties.

Other guarantees

The Company, including certain of its subsidiaries, has granted irrevocable standby letters of credit and surety bonds, issued by highly rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As at June 30, 2004, the maximum potential liability under these guarantees was $426 million of which $341 million was for workers’ compensation and other employee benefits and $85 million was for equipment under leases and other. During the first half of 2004, the Company granted guarantees for which no liability has been recorded, as they relate to the Company’s future performance.

        As at June 30, 2004, the Company had not recorded any additional liability with respect to these guarantees, as the Company does not expect to make any additional payments associated with these guarantees. The guarantee instruments mature at various dates between 2004 and 2007.

CN Pension Plan and CN 1935 Pension Plan

The Company has indemnified and held harmless the current trustee and the former trustee of the Canadian National Railways Pension Trust Funds, and the respective officers, directors, employees and agents of such trustees, from any and all taxes, claims, liabilities, damages, costs and expenses arising out of the performance of their obligations under the relevant trust agreements and trust deeds, including in respect of their reliance on authorized instructions of the Company or for failing to act in the absence of authorized instructions. These indemnifications survive the termination of such agreements or trust deeds. As at June 30, 2004, the Company had not recorded a liability associated with these indemnifications, as the Company does not expect to make any payments pertaining to these indemnifications.

General indemnifications

In the normal course of business, the Company has provided indemnifications, customary for the type of transaction or for the railway business, in various agreements with third parties, including indemnification provisions where the Company would be required to indemnify third parties and others. Indemnifications are found in various types of contracts with third parties which include, but are not limited to, (a) contracts granting the Company the right to use or enter upon property owned by third parties such as leases, easements, trackage rights and sidetrack agreements; (b) contracts granting rights to others to use the Company’s property, such as leases, licenses and easements; (c) contracts for the sale of assets and securitization of accounts receivable; (d) contracts for the acquisition of services; (e) financing agreements; (f) trust indentures, fiscal agency agreements, underwriting agreements or similar agreements relating to debt or equity securities of the Company and engagement agreements with financial advisors; (g) transfer agent and registrar agreements in respect of the Company’s securities; (h) trust agreements establishing trust funds to secure the payment to certain officers and senior employees of special retirement compensation arrangements or plans, including other pension plans; (i) master agreements with financial institutions governing derivative transactions; and (j) settlement agreements with insurance companies or other third parties whereby such insurer or third party has been indemnified for any present or future claims relating to insurance policies, incidents or events covered by the settlement agreements. To the extent of any actual claims under these agreements, the Company maintains provisions for such items, which it considers to be adequate. Due to the nature of the indemnification clauses, the maximum exposure for future payments may be material. However, such exposure cannot be determined with certainty.

        In the first half of 2004, the Company entered into various indemnification contracts with third parties for which the maximum exposure for future payments cannot be determined with certainty. As a result, the

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Company was unable to determine the fair value of these guarantees and accordingly, no liability was recorded. As at June 30, 2004, the carrying value for guarantees for which the Company was able to determine the fair value, was $1 million. There are no recourse provisions to recover any amounts from third parties.

Note 9 – Common stock split

On January 27, 2004, the Board of Directors of the Company approved a three-for-two common stock split which was effected in the form of a stock dividend of one-half additional common share of CN payable for each share held. The stock dividend was paid on February 27, 2004, to shareholders of record on February 23, 2004. All equity-based benefit plans were adjusted to reflect the issuance of additional shares or options due to the declaration of the stock split. All share and per share data has been adjusted to reflect the stock split.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 10 – Earnings per share

	Three months ended June 30		Six months ended June 30

	2004	2003	2004	2003

		(Unaudited)
Basic earnings per share
Income before cumulative effect of change in accounting policy	$1.14	$0.85	$1.88	$1.55
Cumulative effect of change in accounting policy	-	-	-	0.16

Net income	$1.14	$0.85	$1.88	$1.71

Diluted earnings per share
Income before cumulative effect of change in accounting policy	$1.13	$0.84	$1.85	$1.53
Cumulative effect of change in accounting policy	-	-	-	0.16

Net income	$1.13	$0.84	$1.85	$1.69

The following table provides a reconciliation between basic and diluted weighted average shares outstanding:

	Three months ended June 30		Six months ended June 30

	2004	2003	2004	2003

(In millions)		(Unaudited)

Weighted-average shares outstanding	284.9	286.6	284.7	289.7
Dilutive effect of stock options	4.3	4.2	4.3	3.9

Weighted-average diluted shares outstanding	289.2	290.8	289.0	293.6

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 11 – Reconciliation of United States and Canadian GAAP

The Company also prepares financial statements in accordance with Canadian GAAP, which are different in some respects from U.S. GAAP. The financial statements prepared in accordance with Canadian GAAP are provided below along with a tabular reconciliation and discussion of the major differences between U.S. and Canadian GAAP.

A. Canadian GAAP financial statements

CONSOLIDATED STATEMENT OF INCOME

(In millions, except per share data)
	Three months ended June 30		Six months ended June 30

	2004	2003	2004	2003

		(Unaudited)

Revenues	$1,665	$1,463	$3,103	$2,959

Operating expenses
Labor and fringe benefits	470	477	894	956
Purchased services and material	181	213	371	429
Depreciation and amortization	129	120	252	246
Fuel	123	126	245	253
Equipment rents	68	83	131	161
Casualty and other	102	109	209	238

Total expenses	1,073	1,128	2,102	2,283

Operating income	592	335	1,001	676

Interest expense	(68)	(83)	(140)	(168)

Other loss	(23)	(4)	(36)	-

Income before income taxes	501	248	825	508

Income tax expense	(163)	(71)	(268)	(151)

Net income	$338	$177	$557	$357

Earnings per share
Basic	$1.19	$0.62	$1.96	$1.23

Diluted	$1.17	$0.61	$1.93	$1.22

Weighted-average number of shares
Basic	284.9	286.6	284.7	289.7

Diluted	289.0	290.8	288.8	293.6

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

A. Canadian GAAP financial statements (continued)

CONSOLIDATED BALANCE SHEET

(In millions)

	June 30 2004	December 31 2003	June 30 2003

	(Unaudited)		(Unaudited)
Assets

Current assets:
Cash and cash equivalents	$135	$130	$130
Accounts receivable	617	529	605
Material and supplies	169	120	152
Deferred income taxes	102	125	123
Other	170	188	160

	1,193	1,092	1,170

Properties	16,660	15,158	15,348
Other assets and deferred charges	885	900	824

Total assets	$18,738	$17,150	$17,342

Liabilities and shareholders' equity

Current liabilities:
Accounts payable and accrued charges	$1,430	$1,366	$1,391
Current portion of long-term debt	256	483	559
Other	70	73	64

	1,756	1,922	2,014

Deferred income taxes	3,927	3,365	3,364
Other liabilities and deferred credits	1,475	1,208	1,199
Long-term debt	4,568	4,175	4,552

Shareholders' equity:
Common shares	3,578	3,530	3,472
Contributed surplus	166	166	167
Currency translation	-	(38)	(30)
Retained earnings	3,268	2,822	2,604

	7,012	6,480	6,213

Total liabilities and shareholders' equity	$18,738	$17,150	$17,342

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

A. Canadian GAAP financial statements (continued)

CONSOLIDATED STATEMENT OF CASH FLOWS

(In millions)

	Three months ended June 30		Six months ended June 30

	2004	2003	2004	2003

		(Unaudited)
Operating activities

Net income	$338	$177	$557	$357
Adjustments to reconcile net income to net cash provided from operating activities:
Depreciation and amortization	131	122	255	250
Deferred income taxes	92	51	152	113
Equity in earnings of English Welsh and Scottish Railway	3	(4)	8	(18)
Other changes in:
Accounts receivable	(68)	79	(60)	80
Material and supplies	(3)	3	(38)	(34)
Accounts payable and accrued charges	37	(45)	(29)	(75)
Other net current assets and liabilities	48	6	19	(5)
Other	12	(11)	31	18

Cash provided from operating activities	590	378	895	686

Investing activities
Net additions to properties	(259)	(154)	(384)	(227)
Acquisition of Great Lakes Transportation LLC's
railroads and related holdings	(553)	-	(553)	-
Other, net	31	14	172	9

Cash used by investing activities	(781)	(140)	(765)	(218)

Dividends paid	(56)	(47)	(111)	(96)

Financing activities
Issuance of long-term debt	3,530	708	4,021	2,024
Reduction of long-term debt	(3,340)	(676)	(4,066)	(1,763)
Issuance of common shares	17	30	31	41
Repurchase of common shares	-	(207)	-	(569)

Cash provided from (used by) financing activities	207	(145)	(14)	(267)

Net increase (decrease) in cash and cash equivalents	(40)	46	5	105
Cash and cash equivalents, beginning of period	175	84	130	25

Cash and cash equivalents, end of period	$135	$130	$135	$130

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

B. Reconciliation and discussion of significant differences between U.S. and Canadian GAAP

(i) Reconciliation of net income

	Three months ended June 30		Six months ended June 30

In millions	2004	2003	2004	2003

Net income – U.S. GAAP	$326	$244	$536	$496
Adjustments in respect of:
Property capitalization, net of depreciation	21	(97)	40	(131)
Stock-based compensation cost	(4)	(5)	(9)	(4)
Income tax recovery (expense) on current period adjustments	(5)	35	(10)	44

Income before cumulative effect of change in accounting policy	338	177	557	405
Cumulative effect of change in accounting policy (net of applicable taxes)	-	-	-	(48)

Net income – Canadian GAAP	$338	$177	$557	$357

Property capitalization

Effective January 1, 2004, the Company changed its capitalization policies under Canadian GAAP, on a prospective basis, to conform with the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3061 “Properties, Plant and Equipment.” The change was made in response to the CICA Handbook Section 1100, “Generally Accepted Accounting Principles,” issued in July 2003. This section provides new accounting guidance as to what constitutes generally accepted accounting principles (GAAP) in Canada and its sources, thereby codifying a GAAP hierarchy. The section also establishes that when financial statements are prepared in accordance with regulatory or legislative requirements that are in conflict with the new GAAP hierarchy, they cannot be described as being in accordance with Canadian GAAP.

        The Company’s accounting for Properties under Canadian GAAP had been based on the rules and regulations of the Canadian Transportation Agency’s (CTA) Uniform Classification of Accounts, which for railways in Canada, were considered Canadian GAAP prior to the issuance of Section 1100. Under the CTA rules, the Company capitalized only the material component of track replacement costs, to the extent it met the Company’s minimum threshold for capitalization. In accordance with the CICA Handbook Section 3061 “Properties, Plant and Equipment,” the Company now capitalizes the cost of labor, material and related overheads associated with track replacement activities provided they meet the Company’s minimum threshold for capitalization. Also, all major expenditures for work that extends the useful life and/or improves the functionality of bridges, other structures and freight cars, are capitalized.

        This change effectively harmonizes the Company’s Canadian and U.S. GAAP capitalization policies. However, since the change was applied prospectively, there continues to be a difference in depreciation and amortization expense between Canadian and U.S. GAAP relating to the difference in the amounts previously capitalized under Canadian and U.S. GAAP as at January 1, 2004.

Stock-based compensation

Effective January 1, 2003, the Company adopted the fair value based approach of the CICA Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments.” The Company retroactively applied the fair value method of accounting to all awards of employee stock options granted, modified or settled on or after January 1, 2002. Under U.S. GAAP, effective January 1, 2003, the Company voluntarily adopted the recommendations of SFAS No. 123, “Accounting for Stock-Based Compensation,” and applied the fair value based approach prospectively to all awards of employee stock options granted, modified or settled on or after January 1, 2003. Compensation cost attributable to employee stock options granted prior to January 1, 2003 continues to be a reconciling difference.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Cumulative effect of change in accounting policy

In 2003, under U.S. GAAP, in accordance with SFAS No. 143, “Accounting for Asset Retirement Obligations,” the Company changed its accounting policy for certain track structure assets to exclude removal costs as a component of depreciation expense where the inclusion of such costs would result in accumulated depreciation balances exceeding the historical cost basis of the assets. As a result, a cumulative benefit of $75 million, or $48 million after tax, was recorded for the amount of removal costs accrued in accumulated depreciation on certain track structure assets at January 1, 2003. Under Canadian GAAP, the recommendations of the CICA Handbook Section 3110, “Asset Retirement Obligations,” which are similar to those under SFAS No. 143 (U.S. GAAP), were effective for the Company’s fiscal year beginning January 1, 2004 and did not have an initial material impact on the Canadian GAAP financial statements since removal costs, as a component of depreciation expense, have not resulted in accumulated depreciation balances exceeding the historical cost basis of the assets.

(ii) Reconciliation of significant balance sheet items

In millions	June 30 2004	December 31 2003	June 30 2003

Current assets - U.S. GAAP	$1,283	$1,127	$1,196
Derivative instruments	(87)	(33)	(26)
Other	(3)	(2)	-

Current assets - Canadian GAAP	$1,193	$1,092	$1,170

Properties - U.S. GAAP	$19,789	$18,305	$18,261
Property capitalization, net of depreciation	(3,054)	(3,072)	(2,838)
Cumulative effect of change in accounting policy	(75)	(75)	(75)

Properties - Canadian GAAP	$16,660	$15,158	$15,348

Other assets and deferred charges - U.S. GAAP	$898	$905	$828
Derivative instruments	(13)	(5)	(3)
Intangible asset	-	-	(1)

Other assets and deferred charges - Canadian GAAP	$885	$900	$824

Deferred income tax liability - U.S. GAAP	$5,129	$4,550	$4,411
Cumulative effect of prior years’ adjustments to income	(1,204)	(1,071)	(1,071)
Income taxes on current period Canadian GAAP adjustments to income	10	(133)	(44)
Cumulative effect of change in accounting policy	(27)	(27)	(27)
Income taxes on translation of U.S. to Canadian GAAP adjustments	8	15	9
Income taxes on minimum pension liability adjustment	10	10	13
Income taxes on derivative instruments	(32)	(12)	(10)
Income tax rate enactments	38	38	86
Other	(5)	(5)	(3)

Deferred income tax liability - Canadian GAAP	$3,927	$3,365	$3,364

Other liabilities and deferred credits - U.S. GAAP	$1,526	$1,258	$1,264
Stock-based compensation	(18)	(20)	(25)
Minimum pension liability	(30)	(30)	(38)
Other	(3)	-	(2)

Other liabilities and deferred credits - Canadian GAAP	$1,475	$1,208	$1,199

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

(ii) Reconciliation of significant balance sheet items (continued)

In millions	June 30 2004	December 31 2003	June 30 2003

Capital stock - U.S. GAAP	$4,704	$4,664	$4,631
Capital reorganization	(1,300)	(1,300)	(1,300)
Stock-based compensation	(9)	(17)	(35)
Foreign exchange loss on convertible preferred securities	(12)	(12)	(12)
Costs related to the sale of shares	33	33	33
Share repurchase program	162	162	155

Capital stock - Canadian GAAP	$3,578	$3,530	$3,472

Contributed surplus - U.S. GAAP	$-	$-	$-
Dividend in kind with respect to land transfers	(248)	(248)	(248)
Costs related to the sale of shares	(33)	(33)	(33)
Other transactions and related income tax effect	(18)	(18)	(18)
Share repurchase program	(24)	(24)	(23)
Capital reorganization	489	489	489

Contributed surplus - Canadian GAAP	$166	$166	$167

Accumulated other comprehensive loss - U.S. GAAP	$(35)	$(129)	$(119)
Unrealized foreign exchange loss on translation of
U.S. to Canadian GAAP adjustments, net of applicable taxes	48	63	52
Derivative instruments, net of applicable taxes	(67)	(26)	(19)
Income tax rate enactments	34	34	32
Minimum pension liability, net of applicable taxes	20	20	24

Currency translation - Canadian GAAP	$-	$(38)	$(30)

Retained earnings - U.S. GAAP	$4,322	$3,897	$3,532
Cumulative effect of prior years’ adjustments to income	(1,928)	(1,696)	(1,696)
Cumulative effect of change in accounting policy	(48)	(48)	(48)
Current period adjustments to net income	21	(232)	(91)
Share repurchase program	(138)	(138)	(132)
Cumulative dividend on convertible preferred securities	(38)	(38)	(38)
Capital reorganization	811	811	811
Dividend in kind with respect to land transfers	248	248	248
Other transactions and related income tax effect	18	18	18

Retained earnings - Canadian GAAP	$3,268	$2,822	$2,604

Income taxes

In the fourth quarter of 2003, under U.S. GAAP, the Company recorded an increase to its net deferred income tax liability resulting from the enactment of higher corporate tax rates in the province of Ontario. As a result, the Company recorded deferred income tax expense of $79 million and $2 million in the Consolidated Statement of Income and Other comprehensive income, respectively. For Canadian GAAP, the corresponding increase to the net deferred income tax liability was $33 million. The difference in

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

the expense recorded reflects a larger net deferred tax liability position under U.S. GAAP.

Derivative instruments

Under U.S. GAAP, pursuant to SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities,” the Company records in its balance sheet the fair value of derivative instruments used in its hedging activities. Changes in the market value of these derivative instruments have been recorded in Accumulated other comprehensive income, a separate component of Shareholders’ equity. There are no similar requirements under Canadian GAAP.

Minimum pension liability

Under U.S. GAAP, one of the Company’s pension plan had an accumulated benefit obligation in excess of the fair value of the plan assets. Under U.S. GAAP, this gave rise to an additional minimum pension liability and as a result, an intangible asset was recognized up to the amount of the unrecognized prior service cost and the difference has been recorded in Accumulated other comprehensive income, a separate component of Shareholders’ equity. There are no requirements under Canadian GAAP to record a minimum pension liability adjustment.

Convertible preferred securities

In July 2002, the Convertible preferred securities (Securities) of the Company were converted into common shares. Prior to such date, the Securities were treated as equity under Canadian GAAP, whereas under U.S. GAAP they were treated as debt. Consequently, the initial costs related to the issuance of the Securities, net of amortization, which were previously deferred and amortized for U.S. GAAP, have since been reclassified to equity.

Shareholders’ equity

As permitted under Canadian GAAP, the Company eliminated its accumulated deficit of $811 million as of June 30, 1995 through a reduction of the capital stock in the amount of $1,300 million, and created a contributed surplus of $489 million. Such a reorganization within Shareholders’ equity is not permitted under U.S. GAAP.

        Under Canadian GAAP, the dividend in kind declared in 1995 (with respect to land transfers) and other capital transactions were deducted from Contributed surplus. For U.S. GAAP purposes, these amounts would have been deducted from Retained earnings.

        Under Canadian GAAP, costs related to the sale of shares have been deducted from Contributed surplus. For U.S. GAAP purposes, these amounts would have been deducted from Capital stock.

        Under Canadian GAAP, the excess in cost over the stated value resulting from the repurchase of shares was allocated first to Capital stock, then to Contributed surplus and finally to Retained earnings. Under U.S. GAAP, the excess has been allocated to Capital stock followed by Retained earnings.

        For Canadian and U.S. GAAP purposes, the Company designates the U.S. dollar denominated long-term debt of the parent company as a foreign exchange hedge of its net investment in U.S. subsidiaries. Under Canadian GAAP, the resulting net unrealized foreign exchange loss from the date of designation, has been included in Currency translation. For U.S. GAAP purposes, the resulting net unrealized foreign exchange loss has been included as part of Accumulated other comprehensive income, a separate component of Shareholders’ equity, as required under SFAS No. 130, “Reporting Comprehensive Income.”

(iii) Consolidated statement of cash flows

For the three and six months ended June 30, 2004, cash provided from (used by) operating, investing and financing activities presented under U.S. and Canadian GAAP were the same.

        For the three and six months ended June 30, 2003, cash provided from operating activities and cash used by investing activities under Canadian GAAP, would increase by the same amount, $123 million and $176 million, respectively, due to the difference in the Company’s Property capitalization policies that existed prior to January 1, 2004 as discussed herein.

CANADIAN NATIONAL RAILWAY COMPANY
SELECTED RAILROAD STATISTICS (U.S. GAAP)

	Three months ended June 30			Six months ended June 30

	2004	(1)	2003	2004	(1)	2003

			(Unaudited)
Statistical operating data
Freight revenues ($ millions)	1,590		1,414	2,975		2,863
Gross ton miles (GTM) (millions)	83,179		77,715	161,132		153,824
Revenue ton miles (RTM) (millions)	43,728		39,830	85,502		79,742
Carloads (thousands)	1,169		1,048	2,168		2,082
Route miles (includes Canada and the U.S.)	17,898		17,539	17,898		17,539
Employees (end of period)	22,514		22,431	22,514		22,431
Employees (average during period)	22,192		22,229	21,759		21,878

Productivity
Operating ratio (%)	65.5		70.1	68.7		72.6
Freight revenue per RTM (cents)	3.64		3.55	3.48		3.59
Freight revenue per carload ($)	1,360		1,349	1,372		1,375
Operating expenses per GTM (cents)	1.31		1.32	1.32		1.40
Labor and fringe benefits expense per GTM (cents)	0.56		0.53	0.55		0.56
GTMs per average number of employees (thousands)	3,748		3,496	7,405		7,031
Diesel fuel consumed (U.S. gallons in millions)	98		94	193		187
Average fuel price ($/U.S. gallon)	1.27		1.26	1.24		1.28
GTMs per U.S. gallon of fuel consumed	849		827	835		823

Safety indicators
Injury frequency rate per 200,000 person hours	2.5		2.6	2.5		2.8
Accident rate per million train miles	1.2		2.3	1.3		2.0

Financial ratios
Debt to total capitalization ratio (% at end of period)	34.9		38.9	34.9		38.9

(1) Includes GLT as of May 10, 2004.

Certain of the comparative statistical data and related productivity measures have been restated to reflect changes to estimated statistical data previously reported.

CANADIAN NATIONAL RAILWAY COMPANY
SUPPLEMENTARY INFORMATION (U.S. GAAP)

	Three months ended June 30				Six months ended June 30

	2004	(1)	2003	Variance Fav (Unfav)	2004	(1)	2003	Variance Fav (Unfav)

				(Unaudited)
Revenue ton miles (millions)

Petroleum and chemicals	7,921		7,280	9%	15,901		15,418	3%
Metals and minerals	4,179		3,348	25%	7,987		6,663	20%
Forest products	9,420		8,782	7%	17,985		16,895	6%
Coal	3,620		3,961	(9%)	7,257		7,527	(4%)
Grain and fertilizers	9,946		7,321	36%	19,906		15,945	25%
Intermodal	7,737		8,225	(6%)	14,727		15,534	(5%)
Automotive	905		913	(1%)	1,739		1,760	(1%)

	43,728		39,830	10%	85,502		79,742	7%
Freight revenue / RTM (cents)

Total freight revenue per RTM	3.64		3.55	3%	3.48		3.59	(3%)
Business units:
Petroleum and chemicals	3.48		3.48	-	3.40		3.52	(3%)
Metals and minerals	4.40		3.91	13%	3.98		3.86	3%
Forest products	3.78		3.72	2%	3.69		3.81	(3%)
Coal	2.04		1.77	15%	1.94		1.91	2%
Grain and fertilizers	2.72		2.75	(1%)	2.64		2.73	(3%)
Intermodal	3.70		3.51	5%	3.49		3.57	(2%)
Automotive	15.80		15.66	1%	15.70		16.25	(3%)

Carloads (thousands)

Petroleum and chemicals	157		144	9%	314		300	5%
Metals and minerals	200		101	98%	296		192	54%
Forest products	155		152	2%	301		298	1%
Coal	121		122	(1%)	243		248	(2%)
Grain and fertilizers	143		121	18%	284		255	11%
Intermodal	313		332	(6%)	574		640	(10%)
Automotive	80		76	5%	156		149	5%

	1,169		1,048	12%	2,168		2,082	4%
Freight revenue / carload (dollars)

Total freight revenue per carload	1,360		1,349	1%	1,372		1,375	-
Business units:
Petroleum and chemicals	1,758		1,757	-	1,723		1,810	(5%)
Metals and minerals	920		1,297	(29%)	1,074		1,339	(20%)
Forest products	2,297		2,151	7%	2,203		2,161	2%
Coal	612		574	7%	580		581	-
Grain and fertilizers	1,895		1,661	14%	1,849		1,706	8%
Intermodal	914		870	5%	895		866	3%
Automotive	1,788		1,882	(5%)	1,750		1,919	(9%)

(1) Includes GLT as of May 10, 2004.

Certain of the comparative statistical data and related productivity measures have been restated to reflect changes to estimated statistical data previously reported.

CANADIAN NATIONAL RAILWAY COMPANY
NON-GAAP MEASURES (U.S. GAAP)

Free cash flow

The Company believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash after the payment of capital expenditures and dividends. Free cash flow does not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The Company defines free cash flow as cash provided from operating activities, excluding changes in the level of accounts receivable sold under the securitization program, less investing activities and dividends paid, and adjusted for significant acquisitions as they are not indicative of normal day-to-day investments in the Company’s asset base, calculated as follows:

	Three months ended June 30		Six months ended June 30

In millions	2004	2003	2004	2003

Cash provided from operating activities	$590	$501	$895	$862

Less:
Investing activities	(781)	(263)	(765)	(394)
Dividends paid	(56)	(47)	(111)	(96)

Cash provided (used) before financing activities	(247)	191	19	372

Adjustments:
Change in accounts receivable sold	9	(22)	15	(22)
Acquisition of GLT	553	-	553	-

Free cash flow	$315	$169	$587	$350

Item 2

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Management’s discussion and analysis (MD&A) relates to the financial condition and results of operations of Canadian National Railway Company (CN) together with its wholly owned subsidiaries, including the railroads and related holdings of Great Lakes Transportation LLC (GLT) as of May 10, 2004. As used herein, the word “Company” means, as the context requires, CN and its subsidiaries. CN’s common shares are listed on the Toronto and New York stock exchanges. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars and determined on the basis of United States generally accepted accounting principles (U.S. GAAP). The Company’s objective is to provide meaningful and relevant information reflecting the Company’s financial condition and results of operations. The reader is advised to read all information provided in the MD&A in conjunction with the Company’s 2003 Annual MD&A and 2004 Interim and 2003 Annual Consolidated Financial Statements and notes thereto.

BUSINESS PROFILE

CN, directly and through its subsidiaries, is engaged in the rail and related transportation business. CN’s network of approximately 17,900 route miles of track spans Canada and mid-America, connecting three coasts: the Atlantic, the Pacific and the Gulf of Mexico. CN’s revenues are derived from seven business units consisting of the movement of a diversified and balanced portfolio of goods which positions it well to face economic fluctuations and enhances its potential to grow revenues. In 2003, no individual business unit accounted for more than 22% of revenues. The sources of revenue also reflect a balanced mix of destinations. In 2003, 22% of revenues came from U.S. domestic traffic, 34% from transborder traffic, 25% from Canadian domestic traffic and 19% from overseas traffic. CN originates approximately 84% of traffic moving along its network. This allows the Company to both capitalize on service advantages and build on opportunities to efficiently use assets.

STRATEGY

CN is committed to creating value for both its customers and shareholders. By providing quality and cost-effective service, CN seeks to create value for its customers, which solidifies existing customer relationships, while enabling it to pursue new ones. Sustainable financial performance is a critical element of shareholder value, which CN strives to achieve by pursuing revenue growth, steadily increasing profitability, a solid free cash flow and an adequate return on investment. CN’s business strategy is, and will continue to be, guided by its five core values: providing good service, controlling costs, focusing on asset utilization, commitment to safety, and developing and recognizing employees.

FINANCIAL RESULTS

Second quarter and first half of 2004 compared to corresponding periods in 2003

The Company recorded consolidated net income of $326 million ($1.14 per basic share or $1.13 per diluted share) for the quarter ended June 30, 2004 compared to $244 million ($0.85 per basic share or $0.84 per diluted share) in the second quarter of 2003, an increase of $82 million ($0.29 per basic and diluted share). Consolidated net income for the six months ended June 30, 2004 was $536 million ($1.88 per basic share or $1.85 per diluted share) compared to $496 million ($1.71 per basic share or $1.69 per diluted share) in the same period of 2003, an increase of $40 million ($0.17 per basic share or $0.16 per diluted share). The results for both the second quarter and first half of 2004 include the results of operations of GLT as of May 10, 2004.

        Operating income was $575 million for the second quarter of 2004 compared to $437 million in the same quarter of 2003, an increase of $138 million, or 32%. For the first half of 2004, operating income was $970 million compared to $811 million in the same period of 2003, an increase of $159 million, or 20%.

        The operating ratio, defined as operating expenses as a percentage of revenues, was 65.5% in the second quarter of 2004 compared to 70.1% in the same quarter of 2003, a 4.6-point betterment. The six-month operating ratio decreased to 68.7% in 2004 from 72.6% in the same period of 2003, a 3.9-point betterment.

        The Company’s results in the first half of 2003 included a cumulative benefit of $75 million, or $48 million after tax, resulting from a change in the accounting for removal costs for certain track structure assets pursuant to the requirements of Statement of

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Financial Accounting Standards (SFAS) No. 143, “Accounting for Asset Retirement Obligations.”

        Excluding the 2003 cumulative effect of change in accounting policy, consolidated net income for the first half of 2004 increased by $88 million, or 20%.

        The first half of 2004 was affected by the significant year-over-year appreciation in the Canadian dollar relative to the U.S. dollar. The stronger Canadian dollar impacted the conversion of the Company's U.S. dollar denominated revenues and expenses, particularly in the first quarter, and accordingly, reduced revenues, operating income and net income by approximately $30 million, $15 million and $10 million, respectively, for the second quarter, and approximately $150 million, $55 million and $30 million, respectively, for the first half of 2004. Also impacting the results for the first half of 2004 was a strike by the Company’s employees represented by the Canadian Auto Workers (CAW) union (the “CAW strike”) in February/March 2004. The strike, which lasted one month, negatively impacted first-half 2004 operating income and net income by approximately $35 million and $24 million, respectively.

Revenues

	Three months ended June 30			Six months ended June 30

	2004	2003	% Δ	2004	2003	% Δ

Total revenues ($M)	1,665	1,463	14%	3,103	2,959	5%

Rail freight:
Revenues ($M)	1,590	1,414	12%	2,975	2,863	4%
RTMs (M)	43,728	39,830	10%	85,502	79,742	7%
Revenue/RTM (¢)	3.64	3.55	3%	3.48	3.59	(3%)

Revenues in the second quarter of 2004 totaled $1,665 million compared to $1,463 million during the same period in 2003, an increase of $202 million, or 14%. Revenues for the first half of 2004 were $3,103 million, an increase of $144 million, or 5%, from the same period last year. The increase in both the second quarter and first half of the year was due to a significantly improved Canadian grain crop, stronger merchandise revenue and the inclusion of $58 million of GLT revenues. Partially offsetting these gains were the translation impact of the stronger Canadian dollar on U.S dollar denominated revenues, particularly in the first quarter of the year, and lost intermodal revenue as a result of the first quarter CAW strike.

        Revenue ton miles, measuring the volume of rail freight transported by the Company, increased by 10% in the second quarter and 7% in the first half of 2004 when compared to the same periods in 2003. For the second quarter and first half of the year, freight revenue per revenue ton mile, a measurement of yield defined as revenue earned on the movement of a ton of freight over one mile, increased by 3% and decreased by 3%, respectively, when compared to the same periods last year.

Petroleum and chemicals

	Three months ended June 30			Six months ended June 30

	2004	2003	% Δ	2004	2003	% Δ

Revenues ($M)	276	253	9%	541	543	-
RTMs (M)	7,921	7,280	9%	15,901	15,418	3%
Revenue/RTM (¢)	3.48	3.48	-	3.40	3.52	(3%)

Petroleum and chemicals comprise a wide range of commodities, including chemicals, sulfur, plastics, petroleum and gas products. Most of the Company’s petroleum and chemicals shipments originate in the Gulf of Mexico, Alberta and eastern Canada, and are destined for customers in Canada, the United States and overseas. The performance of this business unit is closely correlated with the North American economy. Revenues for this business unit increased by $23 million, or 9%, for the second quarter and decreased by $2 million, for the first six months of 2004 when compared to the same periods in 2003. Both the second quarter and first half of 2004 benefited from freight rate improvements in several key segments, a shift from offshore to Canadian suppliers for petroleum gas and higher offshore demand for Canadian sulfur, and were negatively affected by the translation impact of the stronger Canadian dollar, particularly in the first quarter of 2004. Revenue per revenue ton mile was flat for the quarter and showed a 3% decrease for the first half of 2004 due to the translation impact of the stronger Canadian dollar.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Metals and minerals

	Three months ended June 30			Six months ended June 30

	2004	2003	% Δ	2004	2003	% Δ

Revenues ($M)	184	131	40%	318	257	24%
RTMs (M)	4,179	3,348	25%	7,987	6,663	20%
Revenue/RTM (¢)	4.40	3.91	13%	3.98	3.86	3%

The metals and minerals business unit consists of nonferrous base metals, steel, equipment and parts and construction materials. The Company’s superior rail access to major mines and smelters throughout North America has made the Company a transportation leader of copper, lead, zinc concentrates, refined metals and aluminum. Construction materials are mainly aggregates (stone and sand) and cement. The Company has access to major cement producers and aggregate mines in Canada as well as in the U.S. Metals and minerals traffic is sensitive to fluctuations in the economy. Revenues for this business unit increased by $53 million, or 40%, for the second quarter and $61 million, or 24%, for the first six months of 2004 when compared to the same periods in 2003. The increase is mainly due to the inclusion of $32 million of GLT revenues, higher volumes of iron ore, largely from new business, increased shipments of raw materials and metal bars, and freight rate improvements. Partially offsetting these gains was the translation impact of the stronger Canadian dollar, particularly in the first quarter of the year. Revenue per revenue ton mile increased by 13% in the current quarter, and 3% in the first six months of 2004, mainly due to GLT shorter-haul traffic which was partly offset by the translation impact of the stronger Canadian dollar, particularly in the first quarter of the year.

Forest products

	Three months ended June 30			Six months ended June 30

	2004	2003	% Δ	2004	2003	% Δ

Revenues ($M)	356	327	9%	663	644	3%
RTMs (M)	9,420	8,782	7%	17,985	16,895	6%
Revenue/RTM (¢)	3.78	3.72	2%	3.69	3.81	(3%)

The forest products business unit includes various types of lumber, panels, wood chips, woodpulp, printing paper, linerboard and newsprint. The Company has superior rail access to the western and eastern Canadian fiber-producing regions, which are among the largest fiber source areas in North America. In the United States, the Company is strategically located to serve both the northern and southern U.S. corridors with interline capabilities to other Class 1 railroads. The key drivers for the various commodities are: for newsprint, advertising lineage and overall economic conditions in the United States; for fibers (mainly wood pulp), the consumption of paper worldwide; and for lumber and panels traffic, housing starts and renovation activities in the United States. Although demand for forest products can be cyclical, the Company’s geographical advantages and product diversity tend to reduce the impact of market fluctuations. Revenues for this business unit increased by $29 million, or 9%, for the second quarter and $19 million, or 3%, for the first six months of 2004 when compared to the same periods in 2003. The increase in both the current quarter and first half of 2004 was due to continued solid demand for lumber, freight rate improvements, solid western Canadian woodpulp shipments and new panels traffic. The translation impact of the stronger Canadian dollar partially offset these gains, particularly in the first quarter of 2004. Revenue per revenue ton mile increased by 2% in the current quarter and decreased by 3% for the first half of 2004 as the benefit of freight rate improvements and a positive change in traffic mix were partially offset in the quarter, and more than offset in the first half, by the translation impact of the stronger Canadian dollar.

Coal

	Three months ended June 30			Six months ended June 30

	2004	2003	% Δ	2004	2003	% Δ

Revenues ($M)	74	70	6%	141	144	(2%)
RTMs (M)	3,620	3,961	(9%)	7,257	7,527	(4%)
Revenue/RTM (¢)	2.04	1.77	15%	1.94	1.91	2%

The coal business consists primarily of thermal grades of bituminous coal. Canadian thermal coal is delivered to power utilities primarily in eastern Canada, while in the United States, thermal coal is transported from mines served in southern Illinois, or from western U.S. mines via interchange with other railroads, to major utilities in the Midwest and southeast United States. The coal business also includes the transport of metallurgical coal, which is largely exported to steel markets in Japan and other Asian markets. Revenues for this business unit increased by $4 million, or 6%, for the second quarter and

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

decreased by $3 million, or 2%, for the first six months of 2004 when compared to the same periods in 2003. Second-quarter and first-half revenues benefited from higher coal shipments to U.S. utilities and the inclusion of $5 million of GLT revenues, and were negatively impacted by metallurgical mine closures in western Canada and the translation impact of the stronger Canadian dollar, particularly in the first quarter of 2004. The revenue per revenue ton mile increase of 15% in the current quarter and 2% in the first half of the year was mainly due to a decrease in the average length of haul, which was partially offset by the stronger Canadian dollar, particularly in the first quarter of 2004.

Grain and fertilizers

	Three months ended June 30			Six months ended June 30

	2004	2003	% Δ	2004	2003	% Δ

Revenues ($M)	271	201	35%	525	435	21%
RTMs (M)	9,946	7,321	36%	19,906	15,945	25%
Revenue/RTM (¢)	2.72	2.75	(1%)	2.64	2.73	(3%)

The grain and fertilizer business unit depends primarily on crops grown and fertilizers processed in western Canada and the U.S. Midwest. The grain segment consists of three primary commodities: food grains, mainly wheat; oilseeds and oilseed products, primarily canola seed, oil and meal; and feed grains, including feed barley, feed wheat, and corn. Production of grain varies considerably from year to year, affected primarily by weather conditions. Grain exports are highly volatile, reflecting the size of the crop produced, international market conditions and foreign government policy. In the U.S., grain grown in Illinois and Iowa is exported, as well as transported to domestic processing facilities and feed markets. The Company also serves producers of potash, ammonium nitrate, urea and other fertilizers. Revenues for this business unit increased by $70 million, or 35%, for the second quarter and $90 million, or 21%, for the first six months of 2004 when compared to the same periods in 2003. The increase in both the quarter and first six months of 2004 reflect significantly higher Canadian wheat and barley exports. Partially offsetting the increase in the first half of 2004 were weak shipments of U.S. soybeans due to tight supply and a shift in exports from the Gulf to the Pacific Northwest, and the translation impact of the stronger Canadian dollar. Revenue per revenue ton mile decreased by 1% in the current quarter and 3% in the first half of 2004 due to an increase in the average length of haul and the translation impact of the stronger Canadian dollar.

Intermodal

	Three months ended June 30			Six months ended June 30

	2004	2003	% Δ	2004	2003	% Δ

Revenues ($M)	286	289	(1%)	514	554	(7%)
RTMs (M)	7,737	8,225	(6%)	14,727	15,534	(5%)
Revenue/RTM (¢)	3.70	3.51	5%	3.49	3.57	(2%)

The intermodal business unit is comprised of two segments: domestic and international. The domestic segment is responsible for consumer products and manufactured goods, operating through both retail and wholesale channels while the international segment handles import and export container traffic, serving the ports of Vancouver, Montreal, Halifax and New Orleans. The domestic segment is driven by consumer markets, with growth generally tied to the economy. The international segment is driven mainly by North American economic and trade conditions. Revenues for this business unit decreased by $3 million, or 1%, for the second quarter and $40 million, or 7%, for the first six months of 2004 when compared to the same periods in 2003. The current quarter and first half were negatively impacted by the de-marketing of marginal traffic, including the closure of the Company’s smaller terminal facilities in the U.S, and the translation impact of the stronger Canadian dollar, particularly in the first quarter of 2004. First-half revenues were also significantly impacted by the CAW strike. Revenue per revenue ton mile increased by 5% in the second quarter and decreased by 2% in the first half of 2004. The increase in the quarter was due to improvements in traffic mix, partially offset by an increase in the average length of haul. The decrease in the first half of 2004 was mainly attributable

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

to the translation impact of the stronger Canadian dollar and an increase in the average length of haul.

Automotive

	Three months ended June 30			Six months ended June 30

	2004	2003	% Δ	2004	2003	% Δ

Revenues ($M)	143	143	-	273	286	(5%)
RTMs (M)	905	913	(1%)	1,739	1,760	(1%)
Revenue/RTM (¢)	15.80	15.66	1%	15.70	16.25	(3%)

The automotive business unit moves both finished vehicles and parts, originating in southwestern Ontario, Michigan and Mississippi, destined for the United States, Canada and Mexico. The Company’s broad coverage, including its access to all of the Canadian assembly plants, enables it to consolidate full trainloads of automotive traffic for delivery to connecting railroads at key interchange points. The Company also serves shippers of import vehicles via the ports of Halifax and Vancouver, and through interchange with other railroads. The Company’s automotive revenues are closely correlated to automotive production and sales in North America. Revenues for this business unit were flat for the second quarter and decreased by $13 million, or 5%, for the first six months of 2004 when compared to the same periods in 2003. The translation impact of the stronger Canadian dollar and reduced shipments of import vehicles were offset in the current quarter, and partly offset in the first half of the year, by new vehicle traffic. Revenue per revenue ton mile increased by 1% for the current quarter and decreased by 3% for the first half of 2004, due to a decrease in the average length of haul, which was more than offset in the first half by the translation impact of the stronger Canadian dollar.

Other

In the second quarter and first half of 2004, other revenues increased by $26 million and $32 million, respectively, when compared to the same periods last year, mainly due to the inclusion of $21 million related to GLT’s maritime division.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Operating expenses

In the second quarter of 2004, operating expenses amounted to $1,090 million compared to $1,026 million in the same quarter of 2003. Operating expenses for the first half of 2004 were $2,133 million compared to $2,148 million in the same period of 2003. The increase of $64 million, or 6%, in the second quarter was mainly due to the inclusion of $43 million of GLT expenses, higher labor and fringe benefits, and higher casualty and other expenses, partly offset by lower expenses for purchased services and material and equipment rents, and the translation impact of the stronger Canadian dollar on U.S. dollar denominated expenses. The decrease of $15 million, or 1%, in the first half of 2004 was mainly due to the translation impact of the stronger Canadian dollar on U.S. dollar denominated expenses and lower equipment rents, which more than offset the inclusion of GLT expenses, higher labor and fringe benefits and increased depreciation and fuel costs. The month-long CAW strike had a minimal impact on overall operating expenses during the six-month period ended June 30, 2004 as the benefit from lower labor and fringe benefit expenses was mostly offset by increases in other expense categories.

	Three months ended June 30				Six months ended June 30

In millions	2004		2003		2004		2003

	Amount	% of revenue	Amount	% of revenue	Amount	% of revenue	Amount	% of revenue

Labor and fringe benefits	$466	28.0%	$415	28.4%	$885	28.5%	$869	29.4%
Purchased services and
material	181	10.9%	178	12.2%	371	12.0%	378	12.8%
Depreciation and
amortization	150	9.0%	139	9.5%	292	9.4%	282	9.5%
Fuel	123	7.4%	125	8.5%	245	7.9%	252	8.5%
Equipment rents	68	4.1%	82	5.6%	131	4.2%	159	5.4%
Casualty and other	102	6.1%	87	5.9%	209	6.7%	208	7.0%

Total	$1,090	65.5%	$1,026	70.1%	$2,133	68.7%	$2,148	72.6%

Labor and fringe benefits: Labor and fringe benefits includes wages, payroll taxes, and employee benefits such as incentive compensation, stock-based compensation, health and welfare, pensions and other post-employment benefits. These expenses increased by $51 million, or 12%, for the second quarter and $16 million, or 2%, for the first half of 2004 when compared to the same periods in 2003. The increase was attributable to higher wages and employee benefits, including increased costs for stock-based compensation, workforce reduction charges and the inclusion of $15 million of GLT labor expense. Partly offsetting these factors were the translation impact of the stronger Canadian dollar, particularly in the first quarter of 2004, the effects of a reduced workforce and lower pension expense. The first half of the year also benefited from wage and benefits savings during the CAW strike.

Purchased services and material: Purchased services and material primarily includes the net costs of operating facilities jointly used by the Company and other railroads, costs of services purchased from outside contractors, materials used in the maintenance of the Company’s track, facilities and equipment, transportation and lodging for train crew employees and utility costs. These costs increased by $3 million, or 2%, for the second quarter and decreased by $7 million, or 2%, for the first half of 2004 when compared to the same periods in 2003. The increase in the second quarter was mainly due to the inclusion of $17 million of GLT expenses. Partly offsetting the increase were otherwise lower expenses for operating joint facilities and reduced discretionary spending, reflecting the Company’s continued focus on cost containment. The decrease in the six-month period was due to the translation impact of the stronger Canadian dollar, reduced discretionary spending and lower expenses for operating joint facilities, which more than offset the inclusion of GLT expenses and higher repair and maintenance expenses for locomotives and freight cars related to the CAW strike.

Depreciation and amortization: Depreciation and amortization relates solely to the Company’s rail operations. These expenses increased by $11 million, or 8%, for the second quarter and $10 million, or 4%, for the first half of 2004 when compared to the same periods in 2003. The increase was mainly due to the inclusion of $6 million of GLT expense and the impact of net capital additions, partially offset by the

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

translation impact of the stronger Canadian dollar, particularly in the first quarter of 2004.

Fuel: Fuel expense includes the cost of fuel consumed by locomotives, intermodal equipment and other vehicles. These expenses decreased by $2 million, or 2%, for the second quarter and $7 million, or 3%, for the first half of 2004 when compared to the same periods in 2003. The decrease was mainly due to the translation impact of the stronger Canadian dollar, particularly in the first quarter of 2004, and a fuel excise tax refund, which more than offset the increase in the average price per gallon, net of the impact of the hedging program, higher volumes and the inclusion of GLT.

Equipment rents: Equipment rents include rental expenses for the use of freight cars owned by other railroads or private companies and for the short or long-term lease of freight cars, locomotives and intermodal equipment, net of rental income from other railroads for the use of the Company’s cars and locomotives. These expenses decreased by $14 million, or 17%, for the second quarter and $28 million, or 18%, for the first half of 2004 when compared to the same periods in 2003. The decrease was due to higher car hire income, a reduction in car hire expense and the translation impact of the stronger Canadian dollar, particularly in the first quarter of 2004.

Casualty and other: Casualty and other includes expenses for personal injuries, environmental, freight and property damage, insurance, bad debt and operating taxes as well as travel and travel-related expenses. These expenses increased by $15 million, or 17%, for the second quarter and $1 million for the first half of 2004 when compared to the same periods in 2003. The increase was due to favorable adjustments to U.S. property taxes in 2003, increased environmental expenses and higher travel-related expenses, particularly in the first quarter of 2004. Partially offsetting the increase in the first half of 2004 was the translation impact of the stronger Canadian dollar and lower expenses for personal injury claims.

Other

Interest expense: Interest expense for the second quarter of 2004 decreased by $15 million, or 18%, from the comparable 2003 quarter and $28 million, or 17%, for the first six months of 2004 versus the same 2003 period. The decrease was mainly due to the translation impact of the stronger Canadian dollar, particularly in the first quarter of 2004, and lower interest rates on new debt to replace matured debt.

Other loss: In the second quarter and first half of 2004, the Company recorded a loss of $23 million and $36 million, respectively, compared to a $4 million loss and nil, respectively, in the same periods last year. The increased losses were due to lower income from the Company’s equity investment in English Welsh and Scottish Railway (EWS) as a result of a restructuring and capital reorganization plan in EWS and lower operating income, and lower gains on disposal of surplus properties.

Income tax expense: The Company recorded income tax expense of $158 million for the second quarter of 2004 compared to $106 million in the corresponding 2003 period. For the six-month period ended June 30, 2004, income tax expense was $258 million compared to $195 million for the same period in 2003. The effective tax rate for the second quarter and first half of 2004 was 32.6% and 32.5%, respectively. The effective tax rate for both the second quarter and first half of 2003 was 30.3%. The increase was mainly due to net favorable adjustments recorded in 2003 relating to the resolution of matters pertaining to prior years’ income taxes.

Summary of quarterly results - unaudited

In millions, except per share data

	2004			2003			2002
	Second	First	Fourth	Third	Second	First	Fourth(1)	Third

Revenues	$1,665	$1,438	$1,512	$1,413	$1,463	$1,496	$1,547	$1,503
Operating income	$575	$395	$512	$454	$437	$374	$89	$484
Net income	$326	$210	$224	$294	$244	$252	$22	$268

Basic earnings per share	$1.14	$0.74	$0.79	$1.04	$0.85	$0.86	$0.07	$0.89
Diluted earnings per share	$1.13	$0.73	$0.78	$1.02	$0.84	$0.85	$0.07	$0.88

Dividend declared per share	$0.195	$0.195	$0.167	$0.167	$0.167	$0.167	$0.143	$0.143

(1)	In the fourth quarter of 2002, the Company recorded a charge of $281 million ($173 million after tax) to increase its liability for U.S. personal injury and other claims and a charge for workforce reductions of $120 million ($79 million after tax).

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Liquidity and capital resources

The Company’s principal source of liquidity is cash generated from operations. The Company also has the ability to fund liquidity requirements through its revolving credit facility, the issuance of debt and/or equity, and the sale of a portion of its accounts receivable through a securitization program. In addition, from time to time, the Company’s liquidity requirements can be supplemented by the disposal of surplus properties and the monetization of assets.

Operating activities: Cash provided from operating activities for the three and six months ended June 30, 2004 was $590 million and $895 million, respectively, compared to $501 million and $862 million, respectively, for the same periods in 2003. Net cash receipts from customers and others were $3,023 million for the six months ended June 30, 2004 compared to $3,045 million in the same period of 2003. Payments for employee services, suppliers and other expenses were $1,774 million for the six months ended June 30, 2004, a decrease of $26 million from the comparative 2003 period. Also consuming cash in the first half of 2004, were payments for interest, workforce reductions and personal injury and other claims of $128 million, $56 million and $55 million, respectively, compared to $163 million, $89 million and $55 million, respectively in 2003. In 2004, pension contributions and payments for income taxes were $64 million and $51 million, respectively, compared to $22 million and $54 million, respectively in 2003.

        As at June 30, 2004, the Company had outstanding information technology service contracts of $27 million.

Investing activities: Cash used by investing activities in the quarter and six months ended June 30, 2004 amounted to $781 million and $765 million, respectively, compared to $263 million and $394 million for the comparable periods in 2003. The Company’s investing activities in the first half of 2004 included $553 million related to the acquisition of GLT on May 10, 2004, net proceeds of $141 million from the EWS capital reorganization and $35 million from the sale of its Canac Inc. subsidiary. Net capital expenditures amounted to $259 million and $384 million in the three and six months ended June 30, 2004, respectively, a decrease of $7 million and $3 million from the same 2003 periods. The following table details capital expenditures for the second quarter and first half of 2004 and 2003.

	Three months ended June 30		Six months ended June 30

In millions	2004	2003	2004	2003

Rail infrastructure	$203	$195	$306	$274
Rolling stock	27	38	84	71
Information technology
and other	32	44	45	68

	262	277	435	413
Less: capital leases	3	11	51	26

Net capital expenditures	$259	$266	$384	$387

        The Company expects that its capital expenditures will be approximately $1,250 million in 2004, an increase from 2003, due to capital programs related to recent acquisitions and an increase to the locomotive fleet. Capital expenditures include funds required for ongoing renewal of the basic plant and other acquisitions and investments required to improve the Company’s operating efficiency and customer service.

        As at June 30, 2004, the Company had commitments to acquire railroad ties, rail, freight cars, locomotives and other equipment at an aggregate cost of $291 million ($211 million at December 31, 2003).

Dividends: The Company paid a quarterly dividend of $0.195 per share amounting to $56 million for the second quarter and $111 million for the first six months of 2004 compared to $47 million and $96 million, respectively, at the rate of $0.167 per share, for the same periods in 2003.

Free cash flow

The Company generated $315 million and $587 million of free cash flow for the three and six months ended June 30, 2004, compared to $169 million and $350 million for the same 2003 periods. Free cash flow does not have any standardized meaning prescribed by GAAP and may, therefore not be comparable to similar measures presented by other companies. The Company believes that free cash flow is a useful measure of performance as

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

it demonstrates the Company’s ability to generate cash after the payment of capital expenditures and dividends. The Company defines free cash flow as cash provided from operating activities, excluding changes in the level of accounts receivable sold under the securitization program, less investing activities and dividends paid, and adjusted for significant acquisitions as they are not indicative of normal day-to-day investments in the Company’s asset base, calculated as follows:

	Three months ended June 30		Six months ended June 30

In millions	2004	2003	2004	2003

Cash provided from	$590	$501	$895	$862
operating activities

Less:
Investing activities	(781)	(263)	(765)	(394)
Dividends paid	(56)	(47)	(111)	(96)

Cash provided (used)
before financing activities	(247)	191	19	372

Adjustments:
Change in accounts
receivable sold	9	(22)	15	(22)
Acquisition of GLT	553	-	553	-

Free cash flow	$315	$169	$587	$350

Financing activities: Cash received from financing activities totaled $207 million for the second quarter and cash used amounted to $14 million for the six months ended June 30, 2004 compared to cash used by financing activities of $145 million and $267 million, respectively, for the same periods in 2003. In March 2004, the Company repaid U.S.$266 million (Cdn$355 million) of 7.00% 10-year Notes with cash on hand and the proceeds received from the issuance of commercial paper. In May 2003, the Company had repaid U.S.$150 million of 6.625% 10-year Notes and U.S.$100 million of 6.75% 10-year Notes with the proceeds received in March 2003 from the issuance of U.S.$400 million (Cdn$586 million) 4.40% Notes due 2013. In the second quarter and first half of 2004 and 2003, issuances and repayments of long-term debt related principally to the Company’s commercial paper and revolving credit facility.

        In 2003, the Company used $656 million to repurchase 10.0 million common shares under the share repurchase program of which 8.8 million common shares were repurchased in the first half of 2003 for $569 million.

        During the second quarter and first half of 2004, the Company recorded $3 million and $51 million, respectively, in capital lease obligations ($11 million and $26 million, respectively, for the comparable 2003 periods) related to new equipment and the exercise of purchase options on existing equipment.

The Company has access to various financing arrangements:

Revolving credit facility

The Company has a U.S.$1,000 million three-year revolving credit facility expiring in December 2005. The credit facility provides for borrowings at various interest rates, plus applicable margins, and contains customary financial covenants with which the Company has been in full compliance. The Company’s borrowings of U.S.$180 million (Cdn$233 million) outstanding at December 31, 2003 were entirely repaid in the first quarter of 2004. As at June 30, 2004, letters of credit under the revolving credit facility amounted to $213 million.

Commercial paper

The Company has a commercial paper program, which is backed by a portion of its revolving credit facility, enabling it to issue commercial paper up to a maximum aggregate principal amount of $800 million, or the U.S. dollar equivalent. Commercial paper debt is due within one year but is classified as long-term debt, reflecting the Company’s intent and contractual ability to refinance the short-term borrowing through subsequent issuances of commercial paper or drawing down on the long-term revolving credit facility. As at June 30, 2004, the Company had outstanding borrowings of U.S.$462 million (Cdn$621 million) under the commercial paper program.

Shelf registration statement

On July 9, 2004, the Company issued U.S.$300 million (Cdn$395 million) of 4.25% Notes due 2009 and U.S.$500 million (Cdn$658 million) of 6.25% Debentures due 2034. The debt offering was made under the Company’s shelf prospectus and registration statement filed in October 2003. Accordingly, the amount available under the shelf prospectus and registration statement has been reduced to U.S.$200 million. The Company used the net proceeds

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

of U.S.$790 million to finance a portion of the acquisition costs of GLT and BC Rail.

The Company’s access to current and alternate sources of financing at competitive costs is dependent on its credit rating. The Company is not currently aware of any adverse trend, event or condition that would affect the Company’s credit rating.

Outstanding share data

As at July 19, 2004, the Company had 285.3 million common shares outstanding.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Contractual obligations

In the normal course of business, the Company incurs contractual obligations. The following table sets forth the Company’s contractual obligations for the following items as at June 30, 2004:

In millions	Total	2004	2005	2006	2007	2008	2009 & thereafter

Long-term debt obligations (a)	$4,068	$13	$774	$344	$68	$234	$2,635
Capital lease obligations (b)	1,130	60	116	81	122	45	706
Operating lease obligations	984	104	184	170	131	104	291
Purchase obligations (c)	318	250	60	7	1	-	-

Total obligations	$6,500	$427	$1,134	$602	$322	$383	$3,632

(a) Excludes capital lease obligations of $756 million.

(b) Includes $374 million of imputed interest on capital leases at rates ranging from approximately 1.5% to 11.5%.

(c) Includes commitments for railroad ties, rail, freight cars, locomotives and other equipment and outstanding information technology service contracts.

For 2004 and the foreseeable future, the Company expects cash flow from operations and from its various sources of financing to be sufficient to meet its debt repayments and future obligations, and to fund anticipated capital expenditures.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Off balance sheet arrangements

Accounts receivable securitization program

The Company has an accounts receivable securitization program, expiring in June 2006, under which it may sell, on a revolving basis, a maximum of $450 million of eligible freight trade and other receivables outstanding at any point in time, to an unrelated trust. The Company has a contingent residual interest of approximately 10% of receivables sold, which is recorded in Other current assets.

        The Company is subject to customary reporting requirements for which failure to perform could result in termination of the program. In addition, the trust is subject to customary credit rating requirements, which if not met could also result in termination of the program. The Company is not currently aware of any trend, event or condition that would cause such termination.

        The accounts receivable securitization program provides the Company with readily available short-term financing for general corporate uses. In the event the program is terminated before its scheduled maturity, the Company expects to meet its future payment obligations through its various sources of financing, including its revolving credit facility and commercial paper program, and/or access to capital markets.

        At June 30, 2004, pursuant to the agreement, $442 million had been sold compared to $448 million at December 31, 2003.

Guarantees and indemnifications

In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing certain guarantees or indemnifications to third parties and others, which extend over the term of the agreement. These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit and surety bonds, and indemnifications that are customary for the type of transaction or for the railway business.

        The Company is required to recognize a liability for the fair value of the obligation undertaken in issuing certain guarantees on the date the guarantee is issued or modified. Where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.

        The nature of these guarantees or indemnifications, the maximum potential amount of future payments, the carrying amount of the liability, if any, and the nature of any recourse provisions are disclosed in Note 8 – Major commitments and contingencies of the Company’s interim Consolidated Financial Statements.

Acquisitions

Great Lakes Transportation LLC’s Railroads and Related Holdings

In October 2003, the Company, through an indirect wholly owned subsidiary, entered into an agreement for the acquisition of Great Lakes Transportation LLC’s railroads and related holdings (GLT) for a purchase price of U.S.$380 million.

        In April 2004, the Company received all necessary regulatory approvals, including the U.S. Surface Transportation Board (STB) ruling rendered on April 9, 2004. On May 10, 2004, the Company completed its acquisition of GLT and began a phased integration of the companies’ operations. The acquisition was financed by debt and cash on hand.

     The Company accounted for the acquisition using the purchase method of accounting as required by the Financial Accounting Standards Board’s (FASB) SFAS No.141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets.” As such, the consolidated financial statements of the Company include the assets, liabilities and results of operations of GLT as of May 10, 2004, the date of acquisition. The Company’s cost to acquire GLT of U.S.$399 million (Cdn$553 million) includes purchase price adjustments and transaction costs. The preliminary purchase price allocation based on the fair value of GLT’s assets and liabilities acquired at acquisition, as presented in Note 2 – Acquisitions of the Company’s interim consolidated financial statements, is subject to a final valuation, the impact of which, and any changes in accounting practices, are not expected to have a material effect on the results of operations.

BC Rail

In November 2003, the Company entered into an agreement with British Columbia Railway Company, a corporation owned by the Government of the Province of British Columbia (Province), to acquire all the issued and outstanding shares of BC Rail Ltd. and all the partnership units of BC Rail Partnership (collectively BC Rail), and the right to operate over BC Rail’s roadbed under a long-term lease, for a purchase price of $1 billion.

        On July 2, 2004, the Company reached a consent agreement with Canada’s Competition Bureau, allowing

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

for the closing of the transaction, whereby the Company reaffirmed its commitment to share merger efficiencies with BC Rail shippers and assure them competitive transportation options through its Open Gateway Rate and Service Commitment. The consent agreement also maintains competitive rates and service for grain shippers in the Peace River region. On July 14, 2004, the Company completed its acquisition of BC Rail and began a phased integration of the companies’ operations. The acquisition was financed by debt and cash on hand.

        The Company will account for the acquisition using the purchase method of accounting.

These acquisitions involve the integration of two previously independent businesses to provide shippers enhanced rail services over a coordinated network. There can be no assurance that CN will be able to integrate its business with that of either GLT or BC Rail without encountering operational difficulties or experiencing the loss of key employees or customers, or that the rail service levels and other efficiencies or synergies expected from these acquisitions will be attained.

Common stock split

On January 27, 2004, the Board of Directors of the Company approved a three-for-two common stock split which was effected in the form of a stock dividend of one-half additional common share of CN payable for each share held. The stock dividend was paid on February 27, 2004, to shareholders of record on February 23, 2004. All equity-based benefit plans were adjusted to reflect the issuance of additional shares or options due to the declaration of the stock split. All share and per share data has been adjusted to reflect the stock split.

Investment in English Welsh and Scottish Railway (EWS) –Capital reorganization

On January 6, 2004, EWS shareholders approved a plan to reduce the EWS share capital to enable cash to be returned to the shareholders by offering them the ability to cancel a portion of their EWS shares. For each share cancelled, EWS shareholders would receive cash and 8% notes due in 2009, redeemable in whole or in part at any time by EWS, at their principal amount together with accrued but unpaid interest up to the date of repayment.

        The Company elected to have the maximum allowable number of shares cancelled under the plan, thereby reducing its ownership interest of EWS to approximately 31% on a fully diluted basis (13.7 million shares) compared to approximately 37% on a fully diluted basis (43.7 million shares) prior to the capital reorganization. In the first quarter of 2004, the Company received £81.6 million (Cdn$199 million) from EWS, of which £23.9 million (Cdn$58 million) was in the form of EWS notes.

Critical accounting policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates based upon currently available information. Actual results could differ from these estimates. The Company’s policies for personal injury and other claims, environmental matters, depreciation lives, pensions and other post-retirement benefits, and income taxes, require management’s more significant judgments and estimates in the preparation of the Company’s consolidated financial statements and as such, are considered to be critical. The discussion on the methodology and assumptions underlying these critical accounting estimates, their effect on the Company’s results of operations and financial position for the three years ended December 31, 2003, as well as the effect of changes to these estimates, can be found on pages 42 to 45 of the Company’s 2003 Annual Report and has not changed materially since December 31, 2003. As at June 30, 2004 and December 31 and June 30, 2003, the Company had the following amounts outstanding:

In millions	June 30 2004	December 31 2003	June 30 2003

	(unaudited)		(unaudited)

Prepaid benefit cost for pensions	$442	$411	$360
Accrued benefit cost for pensions	38	-	-
Provision for personal injury and
other claims	637	590	610
Provision for environmental costs	118	83	89
Net deferred income tax provision	5,027	4,425	4,288
Accrued benefit cost for post-retire-
ment benefits other than pensions	401	290	280
Properties	19,789	18,305	18,261

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Management has discussed the development and selection of the Company’s critical accounting estimates with the Audit, Finance and Risk Committee of the Company’s Board of Directors and the Audit, Finance and Risk Committee has reviewed the Company’s related disclosures.

Business risks

Certain information included in this report may be “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the outlook, the actual results or performance of the Company or the rail industry to be materially different from any future results or performance implied by such statements. Such factors include those set forth below as well as other risks detailed from time to time in reports filed by the Company with securities regulators in Canada and the United States.

Competition

The Company faces significant competition from a variety of carriers, including Canadian Pacific Railway Company (CP) which operates the other major rail system in Canada, serving most of the same industrial and population centers as the Company, long distance trucking companies and, in many markets, major U.S. railroads and other Canadian and U.S. railroads. Competition is generally based on the quality and reliability of services provided, price, and the condition and suitability of carriers’ equipment. Competition is particularly intense in eastern Canada where an extensive highway network and population centers, located relatively close to one another, have encouraged significant competition from trucking companies. In addition, much of the freight carried by the Company consists of commodity goods that are available from other sources in competitive markets. Factors affecting the competitive position of suppliers of these commodities, including exchange rates, could materially adversely affect the demand for goods supplied by the sources served by the Company and, therefore, the Company’s volumes, revenues and profit margins.

        In addition to trucking competition, and to a greater degree than other rail carriers, the Company’s subsidiary, Illinois Central Railroad Company (ICRR), is vulnerable to barge competition because its main routes are parallel to the Mississippi River system. The use of barges for some commodities, particularly coal and grain, often represents a lower cost mode of transportation. Barge competition and barge rates are affected by navigational interruptions from ice, floods and droughts, which can cause widely fluctuating barge rates. The ability of ICRR to maintain its market share of the available freight has traditionally been affected by the navigational conditions on the river.

        The significant consolidation of rail systems in the United States has resulted in larger rail systems that are able to offer seamless services in larger market areas and, accordingly, compete effectively with the Company in certain markets. This requires the Company to consider transactions that would similarly enhance its own service, such as its acquisitions of BC Rail and the GLT carriers. There can be no assurance that the Company will be able to compete effectively against current and future competitors in the railroad industry and that further consolidation within the railroad industry will not adversely affect the Company’s competitive position. No assurance can be given that competitive pressures will not lead to reduced revenues, profit margins or both.

Environmental matters

The Company’s operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the United States concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.

        While the Company believes that it has identified the costs likely to be incurred for environmental matters in the next several years, based on known information, the Company’s ongoing efforts to identify potential

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities.

        In railroad and related transportation operations, it is possible that derailments, explosions or other accidents may occur that could cause harm to human health or to the environment. As a result, the Company may incur costs in the future, which may be material, to address any such harm, including costs relating to the performance of clean-ups, natural resource damages and compensatory or punitive damages relating to harm to individuals or property.

        The ultimate cost of known contaminated sites cannot be definitely established, and the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination, the available clean-up technique, the Company’s share of the costs and evolving regulatory standards governing environmental liability. Also, additional contaminated sites yet unknown may be discovered or future operations may result in accidental releases. For these reasons, there can be no assurance that material liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely affected by such environmental liabilities or costs.

Personal injury and other claims

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to personal injuries, occupational disease and damage to property. The Company maintains provisions for such items, which it considers to be adequate for all of its outstanding or pending claims. The final outcome with respect to actions outstanding or pending at June 30, 2004, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year.

Labor negotiations

Canadian workforce

Labor agreements covering approximately 97% of the Company’s Canadian unionized workforce expired on December 31, 2003. As of July 2004, the Company has successfully negotiated four collective agreements with the CAW, retroactive to January 1, 2004, covering the Company’s shopcraft forces, clerical workers, intermodal yard employees and owner operators. Agreements were also reached with CN’s Rail Traffic Controllers, Toronto Terminal employees and the Canadian Railway Police Association. The Company is currently undergoing discussions with all its remaining trade unions, representing 60% of the unionized workforce in Canada, whose agreements also expired on December 31, 2003. Under the terms of the Canada Labour Code (the governing legislation), no legal strikes or lockouts are possible before the conciliation process is completed, a union obtains a majority by secret ballot and proper notification of at least seventy-two hours notice is given to the other party.

        In the first quarter of 2004, the Company’s shopcraft forces, clerical workers and intermodal yard employees, represented by the CAW had rejected three tentative agreements signed by the CAW and the Company on January 23, 2004. The strike that ensued lasted one month and disrupted the Company’s operations and affected operating income by approximately $35 million in the first quarter of 2004. There can be no assurance that the Company will be able to have all its collective agreements renewed and ratified without any other strikes or lockouts or that the resolution of these collective bargaining negotiations will not have a material adverse effect on the Company’s financial position or results of operations.

U.S. workforce

The general approach to labor negotiations by U.S. Class 1 railroads is to bargain on a collective national basis. Grand Trunk Western (GTW), Duluth, Winnipeg and Pacific (DWP), ICRR, CCP Holdings, Inc. (CCP) and Wisconsin Central Transportation Corporation (WC), have bargained on a local basis rather than holding national, industry wide negotiations because it results in agreements that better address both the employees’ concerns and preferences, and the railways’ actual operating environment. However, local negotiations may not generate federal intervention in a strike or lockout situation, since a dispute may be localized. The Company believes the potential mutual benefits of local bargaining outweigh the risks.

        As of July 2004, the Company had in place agreements with bargaining units representing the entire unionized

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

workforce at ICRR, GTW, DWP, CCP and GLT, and 93% of the unionized workforce at WC. Agreements in place have various moratorium provisions, ranging from the end of 2001 to the end of 2005, which preserve the status quo in respect of given areas during the terms of such moratoriums. Several of these agreements are currently under renegotiation and several will open for negotiation by the end of 2004.

        Negotiations are ongoing with the bargaining units with which the Company does not have agreements or settlements. Until new agreements are reached or the processes of the Railway Labor Act have been exhausted, the terms and conditions of existing agreements or policies continue to apply. Although the Company does not anticipate work action related to these negotiations while they are ongoing, there can be no assurance that there will not be any such work action and that the resolution of these negotiations will not have a material adverse effect on the Company’s financial position or results of operations.

Regulation

The Company’s rail operations in Canada are subject to regulation as to (i) rate setting and network rationalization by the Canadian Transportation Agency (the Agency) under the Canada Transportation Act (Canada) (the CTA), and (ii) safety by the federal Minister of Transport under the Railway Safety Act (Canada) and certain other statutes. The Company’s U.S. rail operations are subject to regulation as to (i) economic regulation by the Surface Transportation Board (STB) (the successor to the Interstate Commerce Commission) and (ii) safety by the Federal Railroad Administration. As such, various Company business transactions must gain prior regulatory approval, with attendant risks and uncertainties. The Company is also subject to a variety of health, safety, security, labor, environmental and other regulations, all of which can affect its competitive position and profitability.

        The CTA Review Panel, which was appointed by the federal government to carry out a comprehensive review of the Canadian transportation legislation, issued its report to the Minister of Transport at the end of June 2001. The report was released to the public on July 18, 2001 and contains numerous recommendations for legislative changes affecting all modes of transportation, including rail. On February 25, 2003, the Canadian Minister of Transport released its policy document Straight Ahead – A Vision for Transportation in Canada and tabled in the House of Commons Bill C-26 entitled An Act to Amend the Canada Transportation Act and the Railway Safety Act, to enact the VIA Rail Canada Act and to make consequential amendments to other Acts. Bill C-26 died on the Order Paper (was terminated) when Parliament was prorogued on November 12, 2003. No assurance can be given that any future legislative action by the federal government pursuant to the report’s recommendations and the policy document, or other future governmental initiatives will not materially adversely affect the Company’s financial position or results of operations.

     The U.S. Congress has had under consideration for several years various pieces of legislation that would increase federal economic regulation of the railroad industry. In addition, the STB is authorized by statute to commence regulatory proceedings if it deems them to be appropriate. No assurance can be given that any future regulatory initiatives by the U.S. federal government will not materially adversely affect the Company’s operations, or its competitive and financial position.

     The Company is subject to new statutory and regulatory directives in the United States addressing homeland security concerns. These include new border security arrangements, pursuant to an agreement the Company and CP entered into with the U.S. Bureau of Customs and Border Protection (CBP) and the Canada Revenue Agency (CRA). The customs program is now part of the new Canada Border Services Agency (CBSA), requiring advance electronic transmission of cargo information for U.S.-bound traffic and cargo screening (including gamma ray and radiation screening), as well as U.S. government imposed restrictions on the transportation into the United States of certain commodities. In the fourth quarter of 2003, the CBP issued regulations to extend advance notification requirements to all modes of transportation and the U.S. Food and Drug Administration promulgated interim final rules requiring advance notification by all modes for certain food imports into the United States. The Company has also worked with the Association of American Railroads to develop and put in place an extensive industry-wide security plan. While the Company will continue to work closely with the CBSA, CBP, and other Canadian and U.S. agencies, as above, no assurance can be given that future decisions by the U.S. and/or Canadian governments on homeland security matters, or joint decisions by the industry in response to threats to the North American rail network, will not materially adversely

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

affect the Company’s operations, or its competitive and financial position.

        In October 2002, the Company became the first North American railroad to gain membership in the U.S. Customs Service‘s Customs-Trade Partnership Against Terrorism (C-TPAT). C-TPAT is a joint government-business initiative designed to build cooperative relationships that strengthen overall supply chain and border security on goods exported to the U.S. The Company is also designated as a low-risk carrier under the Customs Self-Assessment (CSA) program, a CBSA program designed to expedite the cross-border movement of goods of CSA-accredited importing companies for goods imported into Canada.

        The Company's ownership of the former Great Lakes Transportation vessels is subject to regulation by the U.S. Coast Guard and the Department of Transportation, Maritime Administration, which regulate the ownership and operation of vessels operating on the Great Lakes and in U.S. coastal waters. On February 4, 2004, the Maritime Administration and the U.S. Coast Guard issued a Joint Notice of Proposed Rulemaking, proposing modifications to the regulations governing vessel documentation for lease financing for vessels engaged in the coastwise trade. In addition, the U.S. Congress has from time to time considered modifications to the legislation governing the United States coastwise trade. No assurance can be given that any future regulatory initiatives by the U.S. federal government will not materially adversely affect the Company's operations, or its competitive and financial position.

Financial instruments

The Company has limited involvement with derivative financial instruments and does not use them for trading purposes. Collateral or other security to support financial instruments subject to credit risk is usually not obtained. While the Company is exposed to counterparty credit risk in the event of non-performance, the credit standing of counterparties or their guarantors is regularly monitored, and losses due to counterparty non-performance are not anticipated.

Fuel

To mitigate the effects of fuel price changes on its operating margins and overall profitability, the Company has a systematic hedging program which calls for regularly entering into swap positions on crude and heating oil to cover a target percentage of future fuel consumption up to two years in advance. At June 30, 2004, the Company had hedged approximately 56% of the estimated remaining 2004 fuel consumption, representing approximately 106 million U.S. gallons at an average price of U.S.$0.65 per U.S. gallon, 48% of the estimated 2005 fuel consumption, representing approximately 185 million U.S. gallons at an average price of U.S.$0.72 per U.S. gallon, and 8% of the estimated 2006 fuel consumption, representing 31 million U.S. gallons at an average price of U.S.$0.82 per U.S. gallon.

        For the three months ended June 30, 2004, the Company realized a $23 million gain from its fuel hedging activities compared to an $8 million gain in the comparative quarter of 2003. For the first half of 2004, the Company’s hedging activities resulted in a realized gain of $41 million compared to a $27 million gain in the same period of 2003.

        Other comprehensive income for the quarters ended June 30, 2004 and 2003 included unrealized gains of $23 million, $15 million after tax, and $2 million, $1 million after tax, respectively. For the first half of 2004 and 2003, other comprehensive income included an unrealized gain of $43 million, $29 million after tax, and an unrealized loss of $1 million after tax, respectively.

        At June 30, 2004, Accumulated other comprehensive income included an unrealized gain of $81 million, $55 million after tax ($38 million unrealized gain, $26 million after tax at December 31, 2003), of which $69 million relates to derivative instruments that will mature within the next twelve months.

Interest rate

In anticipation of future debt issuances, the Company had entered into treasury lock transactions in the first quarter of 2004 for a notional amount of U.S.$380 million to fix the treasury component on these future debt issuances. Upon expiration in June 2004, these treasury rate locks were rolled into new contracts expiring in September 2004, at an average locked-in rate of 5.106%. The Company settled these treasury locks at a gain upon the pricing of the U.S.$500 million 6.25% Debentures due 2034. The gain will be amortized over the term of the Debentures.

        Other comprehensive income for the three and six months ended June 30, 2004 included unrealized gains of $33 million, $22 million after tax, and $18 million, $12 million after tax, respectively. At June 30, 2004, Accumulated other comprehensive income included an unrealized gain of $18 million, $12 million after tax, representing the fair value of these treasury locks.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Business prospects and other risks

In any given year, the Company, like other railroads, is susceptible to changes in the economic conditions of the industries and geographic areas that produce and consume the freight it transports or the supplies it requires to operate. In addition, many of the goods and commodities carried by the Company experience cyclicality in demand. Many of the bulk commodities the Company transports move offshore and are affected more by global rather than North American economic conditions. The Company’s results of operations can be expected to reflect these conditions because of the significant fixed costs inherent in railroad operations.

        Global, as well as North American trade conditions, including trade barriers on certain commodities, may interfere with the free circulation of goods across Canada and the United States.

        Potential terrorist actions can have a direct or indirect impact on the transportation infrastructure, including railway infrastructure in North America, and interfere with the free flow of goods. International conflicts can also have an impact on the Company’s markets.

        Although the Company conducts its business and receives revenues primarily in Canadian dollars, a growing portion of its revenues, expenses, assets and debt are denominated in U.S. dollars. Thus, the Company’s results are affected by fluctuations in the exchange rate between these currencies. Based on the Company’s current operations, the estimated annual impact on net income of a one-cent change in the Canadian dollar relative to the U.S. dollar is approximately $8 million. Changes in the exchange rate between the Canadian dollar and other currencies (including the U.S. dollar) make the goods transported by the Company more or less competitive in the world marketplace and thereby affect the Company’s revenues and expenses.

        Should a major economic slowdown or recession occur in North America or other key markets, or should major industrial restructuring take place, the volume of rail shipments carried by the Company is likely to be adversely affected.

        In addition to the inherent risks of the business cycle, the Company’s operations are occasionally susceptible to severe weather conditions, which can disrupt operations and service for the railroad as well as for the Company’s customers. Recent severe drought conditions in western Canada, for instance, significantly reduced bulk commodity revenues, principally grain.

Generally accepted accounting principles require the use of historical cost as the basis of reporting in financial statements. As a result, the cumulative effect of inflation, which has significantly increased asset replacement costs for capital-intensive companies such as CN, is not reflected in operating expenses. Depreciation charges on an inflation-adjusted basis, assuming that all operating assets are replaced at current price levels, would be substantially greater than historically reported amounts.

Controls and procedures

The Company’s Chief Executive Officer and its Chief Financial Officer, after evaluating the effectiveness of the Company’s “disclosure controls and procedures” (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of June 30, 2004, have concluded that the Company’s disclosure controls and procedures were adequate and effective and designed to ensure that material information relating to the Company and its consolidated subsidiaries would have been made known to them. During the second quarter ending June 30, 2004, there was no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Additional information, including the Company’s Annual Information Form and Form 40-F, may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml, respectively.

Montreal, Canada
July 19, 2004

Item 3

Investor Services
Computershare Trust Company of Canada
1500 University Street
7th Floor
Montreal Quebec H3A 3S8
Telephone 1-800-564-6253
Facsimile 1-866-249-7775
Email: caregistryinfo@computershare.com	Canada
www.computershare.com	Australia
Channel Islands
Hong Kong
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

Sean Finn Senior Vice-President, Chief Legal Officer and Corporate Secretary Canadian National 935 de La Gauchetire Street West, 16th Floor Montreal, Quebec H3B 2M9

Re:	Canadian National Railway Company - Common Shares
2nd Quarter 2004 Report - Quarterly Review

Dear Mr. Finn,

This letter will serve to confirm that on July 29, 2004 the following material was sent by prepaid mail to each registered shareholder of the above Corporation who requested to receive reports:

- 2004 2nd Quarter Report- Quarterly Review	(English or French)

In addition, copies of the above-mentioned material were sent by prepaid mail on July 29, 2004, to beneficial shareholders that requested material in accordance with National Instrument 54-101.

Please do not hesitate to contact me if you have any questions or require additional information.

Yours truly,
COMPUTERSHARE TRUST COMPANY OF CANADA
Signed "Micheline Talarico"
Micheline Talarico Relationship Manager Stock Transfer Services

Item 4

Statement of CEO Regarding Facts and
Circumstances Relating to Exchange Act Filings

I, E. Hunter Harrison, certify that:

(1)	I have reviewed this report on Form 6-K of Canadian National Railway Company;

(2)	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3)	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4)	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	[Paragraph omitted pursuant to SEC Release Nos.33-8238 and 34-47986];

(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

(5)	The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: July 29, 2004

(s) E. Hunter Harrison

E. Hunter Harrison
President and Chief Executive Officer

Item 5

Statement of CFO Regarding Facts and
Circumstances Relating to Exchange Act Filings

I, Claude Mongeau, certify that:

(1)	I have reviewed this report on Form 6-K of Canadian National Railway Company;

(2)	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3)	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4)	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	[Paragraph omitted pursuant to SEC Release Nos.33-8238 and 34-47986];

(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

(5)	The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: July 29, 2004

(s) Claude Mongeau

Claude Mongeau
Executive Vice-President and Chief Financial Officer